Exhibit 99.2

EXECUTION VERSION

*** Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and is the type the registrant treats as private or confidential. Such omitted information is indicated by brackets (“[Redacted]”) in this exhibit. ***

SECURITIES PURCHASE AGREEMENT

This SECURITIES purchase AGREEMENT (this “Agreement”) is entered into on April 1, 2026 by and between:

(1)	Cango Inc., a Cayman Islands exempted company whose registered office is at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands and whose Class A ordinary shares are listed on the NYSE under the symbol “CANG” (the “Company”), and

(2)	DL Holdings Group Limited, a Cayman Islands exempted company whose registered office is at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands and whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (stock code: 1709) (“Purchaser”).

Each of the parties to this Agreement shall be referred to individually herein as a “Party” and, collectively, as the “Parties”.

WHEREAS, Purchaser desires to purchase from the Company, and the Company desires to issue and sell to Purchaser, (i) the Convertible Note, in substantially the form attached hereto as Exhibit A (the “Note”) , in the aggregate principal amount of US$10,000,000 (the “Purchase Price”) and (ii) the Warrant, in substantially the form attached hereto as Exhibit B to purchase up to 370,370 class A ordinary shares of the Company, with par value of US$0.0001 per share (the “Class A Ordinary Shares”) (the “Warrant Shares”), at an exercise price of US$2.70 per Class A Ordinary Share, subject to adjustment as provided therein (the “Warrant”); and

WHEREAS, the Company and Purchaser desire to enter into a Lock-up Agreement, in substantially the form attached hereto as Exhibit C (the “Lock-up Agreement”, together with the Note, the Warrant and this Agreement, the “Transaction Documents”).

WHEREAS, the Company and Purchaser desire to set forth certain agreements herein in relation to, among others, the purchase of the Note and the Warrant (collectively, the “Securities”) and the Class A Ordinary Shares issuable upon conversion of the Note (the “Conversion Shares”) and the Warrant Shares (together with the Conversion Shares, if any, the “Underlying Shares”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.              Purchase of Securities. Subject to the terms and conditions hereof, at the Closing (as defined below), Purchaser hereby irrevocably agrees to purchase from the Company, and the Company hereby irrevocably agrees to issue and sell to Purchaser, the Note in the aggregate principal amount equal to the Purchase Price and the Warrant to purchase the Warrant Shares (such purchase, the “Securities Purchase”) in consideration for the payment of the Purchase Price.

2.              Closing. The closing of the Securities Purchase (the “Closing”) shall occur on the date hereof (the “Closing Date”) concurrently with the execution and delivery of this Agreement, the Note, the Warrant and the Lock-up Agreement. The Closing shall be conducted remotely via the electronic exchange of documents and signatures.

3.              Closing Deliverables. At the Closing:

(a)              Purchaser shall (i) deliver to the Company (w) the Note duly executed by Purchaser in the aggregate principal amount equal to the Purchase Price, (x) the Warrant duly executed by Purchaser, (y) the Lock-up Agreement duly executed by the Purchaser, and (z) a copy of duly executed written resolutions of the board of directors of Purchaser (or minutes of a meeting of the board of directors) approving the Securities Purchase and authorizing the execution of, and the performance by, the Purchaser of its obligations under this Agreement, the Note, the Warrant and the Lock-up Agreement, and (ii) pay (or cause one of its affiliates to pay) the Purchase Price for the Securities by wire transfer of United States dollars in immediately available funds to the account specified by the Company prior to the date hereof; and

(b)              Against its receipt of the items set forth in Section 3(a), the Company shall deliver to Purchaser (i) the Note duly executed by the Company in the aggregate principal amount equal to the Purchase Price, (ii) the Warrant duly executed by the Company, (iii) the Lock-up Agreement duly executed by the Company, (iv) a copy of duly executed written resolutions of the board of directors of the Company (or minutes of a meeting of the board of directors) approving the Securities Purchase and authorizing the execution of, and the performance by, the Company of its obligations under this Agreement, the Note, the Warrant and the Lock-up Agreement.

4.              Company Representations and Warranties. The Company represents and warrants to Purchaser that, except as disclosed in the Company’s reports, statements and other documents filed or furnished (as applicable) by it with the U.S. Securities and Exchange Commission (the “Commission”) which are available on public domain or are otherwise provided to Purchaser (the “Company Reports”) (excluding any such disclosures contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof, any other forward-looking statements or any other disclosures of risks or uncertainties that are non-specific, of general application, predictive, cautionary or forward-looking in nature as may be set forth therein prior to the date hereof, in each case, other than any specific factual information contained therein):

(a)              The Company (i) is duly organized, validly existing and in good standing under the laws of the Cayman Islands, (ii) has the requisite power and authority to own, lease and operate its properties in all material respects, to carry on its business as it is now being conducted in all material respects and to perform its obligations under this Agreement (including the allotment and issuance of the Underlying Shares), and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), as would not constitute, individually or in the aggregate, a Material Adverse Event.

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(b)              The Underlying Shares will be duly and validly authorized and, when and if issued and delivered to Purchaser in accordance with the terms of the applicable Transaction Documents and the memorandum and articles of association of the Company (as amended from time to time, the “Articles”) and following the updates to the register of members of the Company in respect of such Underlying Shares in accordance with the Companies Act (as revised) of the Cayman Islands (the “Companies Act”), such Underlying Shares will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (other than those arising under this Agreement, the other Transaction Documents, any Applicable Laws or those created by Purchaser), and will rank pari passu in all respects among themselves and with all other Class A ordinary shares of the Company in issue.

(c)              Each Transaction Document has been duly authorized, executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by Purchaser, each Transaction Document shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(d)              Each of the subsidiaries of the Company (i) is duly incorporated or organized, validly existing and in good standing (or equivalent status in the relevant jurisdiction) in its jurisdiction of incorporation or organization, (ii) has the requisite power and authority to own, lease and operate its properties in all material respects and to carry on its business as it is now being conducted in all material respects, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clauses (i)-(iii), as would not be material to the Company and its subsidiaries, taken as a whole.

(e)              Assuming the accuracy of Purchaser’s representations and warranties set forth in Section 5, the execution and delivery of the Transaction Documents, and the performance by the Company of its obligations under the Transaction Documents, including the issuance and sale of the Securities and the Underlying Shares and the consummation of the transactions contemplated herein and therein (collectively, the “Transactions”), will not conflict with or result in a breach or violation of any of the terms or provisions of: (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party; (ii) the organizational documents of the Company; or (iii) any national or international laws, treaties, statutes, decrees, edicts, codes, ordinances and regulations or any judgments, orders, decisions, rules or regulations of any local, municipal, state, territorial, provincial, national, or federal court, tribunal, arbitrator or any governmental or regulatory agency, authority or body, domestic or foreign (“Governmental Authority”) (the “Applicable Law”), having jurisdiction over the Company, other than, in the case of clauses (i) and (iii), as would not constitute, individually or in the aggregate, a Material Adverse Event.

(f)              Each of the Company and its subsidiaries (the “Group Companies” and collectively, the “Group”) has, at all times, carried on its operations and conducted its affairs in all material respects in accordance with its memorandum and articles of association and/or other constitutional documents, (where relevant) its business license, approvals or permits, and Applicable Laws.

(g)              No Group Company is insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due or has stopped paying its debts as they fall due. No petition has been presented, no order has been made or resolution passed for the winding up of any Group Company or for the appointment of a liquidator or a provisional liquidator to any Group Company. No receiver or administrative receiver has been appointed, nor any notice given of the appointment of any such person, over the whole or part of any member of the Group’s business or assets. No order (including an administrative order) has been made, petition presented or application for winding up presented to a court of competent jurisdiction or the appointment of a receiver to the Company has been made.

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(h)              Assuming the accuracy of Purchaser’s representations and warranties set forth in Section 5, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any natural person, corporation, limited liability company, association, joint venture, partnership, Governmental Authority, self-regulatory organization (including the New York Stock Exchange (the “NYSE”)) or other entity (“Person”) in connection with the execution, delivery and performance of the Transaction Documents (including, without limitation, the sale and issuance of the Securities and the Underlying Shares), other than (i) filings required by applicable state securities laws, (ii) other required filings with the Commission relating to the sale and issuance of the Securities and the Underlying Shares, (iii) those required by the NYSE and (iv) those consents, waivers, authorizations, orders, notices, filings, registrations, the failure of which to obtain, give or make would not constitute a Material Adverse Event.

(i)              As of the Closing Date, the authorized share capital of the Company is US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each comprising (a) 920,674,280 Class A Ordinary Shares of a par value of US$0.0001 each and (b) 79,325,720 Class B ordinary shares of a par value of US$0.0001 each. The issued and outstanding equity securities of the Company are duly authorized and validly issued and are fully paid and non-assessable.

(j)               Since the date that is twelve (12) months prior to the date of this Agreement, the Company has timely filed or furnished, as applicable, all material Company Reports required to be filed or furnished by it with the Commission pursuant to the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). To the Company’s knowledge, no Company Report contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except for such untrue statement or omission, taken, together, would not be material to the Company and its subsidiaries, taken as a whole.

(k)              The audited consolidated financial statements of the Company contained or incorporated by reference in the Company Reports have been prepared in accordance with U.S. GAAP applied on a consistent basis during the periods involved and give a true and fair view of the financial position and financial performance of the Company as of the respective dates or for the respective periods set forth therein.

(l)              Since the date of the most recently published audited consolidated financial statements of the Company, there has been no change in business operation, financial performance or financial position of the Group that constitutes a Material Adverse Event.

(m)              None of the Group Companies has, within the three (3) years prior to the date of this Agreement, received written notice from any governmental or regulatory body that it is, in relation to the Group’s business, in violation of, or in default with respect to, any statute, regulation, order, decree or judgment of any court or governmental agency of the jurisdiction in which it is incorporated, where such violation or default constitutes a Material Adverse Event, nor is any Group Company involved in any actual or, to the Company’s knowledge, pending civil, criminal, arbitration, administrative or other proceedings or investigation enquiry which constitutes a Material Adverse Event.

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(n)              No directed selling efforts (as defined in Rule 902 of Regulation S promulgated under the Securities Act (“Regulation S”)) have been made by any of the Company, any of its affiliates or any person acting on its behalf in connection with the offer or sale of the Securities or the Underlying Shares; and none of such persons has taken any actions that would result in the sale to Purchaser of the Securities or the issuance of any Underlying Shares requiring registration under the Securities Act; and the Company is a “foreign issuer” (as defined in Regulation S).

(o)              No broker, finder or other financial consultant is acting on the Company’s behalf in connection with this Agreement or the Transactions in such a way as to create any liability of Purchaser for the payment of any fees, costs, expenses or commissions.

(p)              The Company has not received any written notice from the NYSE or the Commission that the current listing of the Class A Ordinary Shares on the NYSE has been or will be cancelled or withdrawn. The Company shall use commercially reasonable efforts to maintain the listing of the Class A Ordinary Shares on the NYSE.

5.              Purchaser Representations and Warranties. Purchaser represents and warrants to the Company that:

(a)              Purchaser (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and (ii) has the requisite power and authority to enter into and perform its obligations under the Transaction Documents.

(b)              Each Transaction Document has been duly executed and delivered by Purchaser, and assuming the due authorization, execution and delivery of the same by the Company, each Transaction Document shall constitute the valid and legally binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c)              Assuming the accuracy of the Company’s representations and warranties set forth in Section 4, the execution and delivery of the Transaction Documents, and the performance by Purchaser of its obligations under the Transaction Documents, will not conflict with or result in a breach or violation of any of the terms or provisions of: (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Purchaser is a party; (ii) the organizational documents of Purchaser; or (iii) any Applicable Law of any Governmental Authority having jurisdiction over Purchaser, other than, in the case of clauses (i) and (iii), as would not constitute, individually or in the aggregate, a Purchaser Material Adverse Effect.

(d)              Purchaser (i) (A) is an institutional “accredited investor” (within the meaning of Rule 501 under the Securities Act), or (B) understands that the sale of the Securities is made pursuant to and in reliance upon Regulation S, and acknowledges and agrees that he, she or it is not a U.S. Person (as defined in Regulation S) or a United States person (as defined in Section 7701(a)(3) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)), is acquiring the Securities in an offshore transaction in reliance on Regulation S, and has received all the information that it considers necessary and appropriate to decide whether to acquire the Securities hereunder, (ii) is acquiring the Securities only for its own account and not for the account of others, or if Purchaser is acquiring the Securities as a fiduciary or agent for one or more investor accounts, Purchaser has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Securities with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. Purchaser is not an entity formed for the specific purpose of acquiring the Securities, unless such newly formed entity is an entity in which all of the equity owners are “accredited investors” (within the meaning of Rule 501(a) under the Securities Act). Purchaser (i) was not identified or contacted through the marketing of the Securities and (ii) did not contact the Company as a result of any general solicitation or directed selling efforts.

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(e)              Purchaser understands that the Securities and the Underlying Shares are being offered in transactions not involving any public offering within the meaning of the Securities Act and that none of the Securities or the Underlying Shares have been registered under the Securities Act. Purchaser understands that none of the Securities and the Underlying Shares may be resold, transferred, pledged or otherwise disposed of by Purchaser absent an effective registration statement under the Securities Act, except (i) to the Company or a Subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act (including, without limitation, a private resale pursuant to an available exemption from the registration requirements of the Securities Act or to a non-U.S. person pursuant to an offer or sale that occurred outside the United States within the meaning of Regulation S), or (iii) an ordinary course pledge such as a broker lien over account property generally and, in each of cases (i)-(iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and as a result of these transfer restrictions, Purchaser may not be able to readily resell the Securities and any Underlying Shares and may be required to bear the financial risk of an investment in the Securities and any Underlying Shares for an indefinite period of time. Purchaser acknowledges and agrees that the Underlying Shares will not be guaranteed to be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one (1) year from the Closing Date. Purchaser understands that the Conversion Shares will be subject to transfer restrictions pursuant to the Lock-up Agreement. Purchaser understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of the Securities. Purchaser acknowledges and agrees that, at the time of issuance, the Note, the Warrant or the certificate or book entry position representing the Underlying Shares, will bear or reflect, as applicable, a legend substantially similar to the following:

[THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE AND THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE WILL BE] [THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE AND THE SECURITIES FOR WHICH THESE SECURITIES ARE EXERCISABLE WILL BE] [THESE SECURITIES WERE] ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM, AND, ACCORDINGLY, MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY IN COMPLIANCE WITH THAT LOCK-UP AGREEMENT BETWEEN THE ISSUER AND THE INITIAL NOTEHOLDER (THE “LOCK-UP AGREEMENT”) AND (I) PURSUANT TO ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (III) TO THE COMPANY, OR (IV) PURSUANT TO AN ORDINARY COURSE PLEDGE SUCH AS A BROKER LIEN OF ACCOUNT PROPERTY GENERALLY, IN EACH OF CASES (I) THROUGH (IV) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.

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[IN ADDITION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TRANSFER RESTRICTIONS DESCRIBED IN [THIS CERTIFICATE] AND [THE LOCK-UP AGREEMENT]. ANY ATTEMPT TO TRANSFER, SELL, PLEDGE OR HYPOTHECATE THE SECURITIES EVIDENCED HEREBY IN VIOLATION OF THESE RESTRICTIONS SHALL BE VOID.]

(f)              Purchaser understands and agrees that Purchaser is purchasing the Securities directly from the Company. Purchaser further acknowledges that there have not been, and Purchaser hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Purchaser by the Company, any of the Company’s affiliates or any control Persons, officers, directors, employees, partners, agents or representatives or any other Person, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company set forth in this Agreement, the Note, the Warrant and the Lock-up Agreement.

(g)              In making its decision to purchase the Securities, Purchaser has (i) conducted its own investigation of the Company and the Securities; (ii) had access to, and an adequate opportunity to review, financial and other information as it deems necessary to make its decision to purchase the Securities; (iii) been offered the opportunity to ask questions of the Company and received answers thereto, including on the financial information, as it deemed necessary in connection with its decision to purchase the Securities; and (iv) made its own assessment and satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Securities.

(h)              Purchaser acknowledges that it is able to fend for itself and is aware that there are substantial risks incident to the purchase and ownership of the Securities. Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities. Purchaser has adequately analyzed and fully considered the risks of an investment in the Securities and determined that the Securities are suitable investments for Purchaser and that Purchaser is able at this time and in the foreseeable future to bear the economic risks of its prospective investment and can afford the complete loss of such investments.

(i)              Purchaser understands and acknowledges that no federal or state agency has passed upon or endorsed the merits of the offering of the Securities or made any findings or determination as to the fairness of this investment.

(j)              Purchaser is not an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement subject to the fiduciary or prohibited transaction provisions of ERISA or Section 4975 of the Code.

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(k)              As of the date hereof, Purchaser is not a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) acting for the purpose of acquiring, holding or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(l)              No broker, finder or other financial consultant is acting on Purchaser’s behalf in connection with this Agreement or the Transactions in such a way as to create any liability of the Company for the payment of any fees, costs, expenses or commissions.

6.              Additional Agreements.

(a)              Expenses. Except as otherwise provided herein, each Party shall pay and bear all of the costs and expenses incurred by it in connection with the negotiation, execution, delivery and performance of this Agreement and the transactions contemplated under the Transaction Documents.

(b)              Survival Period. (i) Each of the representations and warranties of (A) the Company set forth in Section 4 and (B) the Purchaser set forth in Section 5 shall survive the Closing until the expiry of first (1st) year after the Closing Date, provided that the representations and warranties in Sections 4(a), 4(b), 4(c), 5(a) and 5(b) shall survive the Closing until the expiry of eighteen (18) months after the Closing Date; and (ii) the covenants and agreements of the Parties contained in this Agreement shall survive the Closing until fully performed or discharged.

(c)              Confidentiality. Each Party shall, and shall direct its affiliates and its and their officers, directors, principals, current and prospective limited partners and investors, managers, members, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors and other representatives (the “Representatives”) to, keep confidential any Confidential Information; provided that the Confidential Information shall not include information that (i) was or becomes available to the public other than as a result of a disclosure by such Party, any of its affiliates or any of their respective Representatives in violation of this Section 6(c); (ii) was or becomes available to such Party, any of its affiliates or any of their respective Representatives from a source other than the other Party or its respective Representatives; provided that such source is reasonably believed by such Party not to be disclosing such information in violation of an obligation of confidentiality (whether by agreement or otherwise) to the other Party; (iii) at the time of disclosure is already in the possession of such Party, any of its affiliates or any of their respective Representatives; provided that such information is reasonably believed by such Party not to be subject to an obligation of confidentiality (whether by agreement or otherwise) to the other Party; or (iv) was independently developed by such Party, any of its affiliates or any of their respective Representatives without reference to, incorporation of, or other use of any Confidential Information. Notwithstanding the foregoing, Confidential Information may be disclosed solely: (i) to such Party’s affiliates and its and their respective Representatives on a need-to-know basis, (ii) in the event that such Party, any of its affiliates or any of its or their respective Representatives are requested or required by applicable Law, order, stock exchange rule or other applicable judicial or governmental process (including by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, in each of which instances such Party, its affiliates and its and their respective Representatives, as the case may be, shall, to the extent legally permissible, provide the other Party with a reasonable opportunity to review and comment on (and consider such proposed comments in good faith) any proposed disclosure language and (iii) with mutual written consent of the Parties.  Notwithstanding anything to the contrary in this Agreement, the Parties agree that each Party may issue one or more press releases or make such announcements and/or filings with the Commission, The Stock Exchange of Hong Kong Limited or the relevant stock exchange as may be considered as necessary by such Party to disclose this Agreement, the other Transaction Documents, and all material terms of the transactions contemplated under the Transaction Documents; provided that, prior to any such public disclosure, such Party shall provide the other Party a reasonable opportunity to review and comment on (and consider such proposed comments in good faith) any proposed disclosure language. For purposes of this Agreement, “Confidential Information” means, the existence, terms and conditions of the Agreement, and with respect to any Person, any information, knowledge or data of such Person, including any data, information, ideas, knowledge and materials concerning the organization, business, technology, safety records, investment, finance, transactions, customers, products or affairs of such Person.

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(d)              Further Assurance. The Parties agree to execute and deliver such other documents or agreements and to take such other action as may be necessary or desirable for the implementation of this Agreement to which it is a party and the consummation of the transactions contemplated hereby.

(e)              Indemnification. Each Party shall indemnify and hold harmless the other Party and its affiliates, and their respective directors, officers and employees (the “Indemnified Persons”), from and against any documented out-of-pocket losses, damages, liabilities and reasonable fees and expenses actually incurred arising out of or resulting from (i) any material breach of such Party’s representations, warranties, covenants or agreements contained in this Agreement or (ii) any claim by any broker, finder, financial advisor or other intermediary engaged by or on behalf of such Party or any of its affiliates in connection with the Transactions. Any indemnification claim under this Section shall be subject to the survival periods and limitation of liability set forth herein, except in the case of fraud or intentional misrepresentation. Notwithstanding anything to the contrary herein, no Party shall be liable under this Section 6(e) for any indirect, consequential, punitive, special or exemplary damages. Other than a claim for specific performance under Section 8(h), the indemnification obligations of each Party under this Section shall be the sole and exclusive remedy of the Indemnified Persons with respect to any breach of representations, warranties, covenants or agreements contained in this Agreement, except in the case of fraud or intentional misrepresentation.

(f)              Limitation of Liability. Notwithstanding anything to the contrary in this Agreement or any other Transaction Document, in no event shall the aggregate liability of the Company and its affiliates to Purchaser, or of Purchaser and its affiliates to the Company, for monetary damages arising out of or relating to this Agreement or any other Transaction Document (whether in contract, tort or otherwise), exceed an amount equal to the Purchase Price; provided that this limitation shall not apply to (i) fraud or intentional misrepresentation, or (ii) any rights or remedies arising under the Note or the Warrant in accordance with their terms, including any conversion, redemption, exercise and acceleration rights.

(g)              No Additional Representations or Warranties. (i) Except for the representations and warranties contained in Section 4, the Company has not made any express or implied representation or warranty, and Purchaser hereby disclaims any such representation and warranty; and (ii) except for the representations and warranties contained in Section 5, Purchaser has not made any express or implied representation or warranty, and the Company hereby disclaims any such representation and warranty.

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7.              Termination.

(a)              This Agreement may be terminated by mutual written agreement of the Parties.

(b)              If this Agreement is terminated as permitted by Section 7(a), this Agreement shall become null and void and of no further force or effect; provided that nothing herein shall relieve any Party from any liability or obligation for any willful breach of this Agreement or fraud that occurred prior to such termination.

8.              Miscellaneous.

(a)              Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given or served (i) when delivered personally to the recipient, (ii) when sent, if sent by electronic mail or facsimile (if provided), during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, and in each such case upon confirmation of receipt by the intended recipient or when sent with no undeliverable email or other undeliverable or rejection notice, (iii) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) five (5) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 8(a). A courtesy electronic copy of any notice sent by methods (i), (iii) or (iv) above shall also be sent to the recipient via electronic mail if provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 8(a). For the purposes of this Agreement, “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in Hong Kong, New York, or the Cayman Islands are authorized or required by Applicable Law to be closed for business.

(b)              Amendment. This Agreement may not be amended, modified, waived or terminated except by an instrument in writing, signed by each of the Parties.

(c)              Entire Agreement. This Agreement (including the exhibits or schedules hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the Parties, with respect to the subject matter hereof.

(d)              Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other Party.

(e)              Severability. If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(f)              Counterparts. This Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all Parties had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

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(g)              No Third-Party Beneficiaries. There are no third party beneficiaries of this Agreement (unless otherwise specified herein) and nothing in this Agreement, express or implied, is intended to confer on any Person other than the Parties and their respective successors, heirs and permitted assigns. Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) shall not apply to this Agreement, except for the Indemnified Persons expressly set forth in Section 6(e).

(h)              Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such Party is entitled at law, in equity, in contract, in tort or otherwise.

(i)              Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong (without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state) as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any Governmental Authority related hereto), including matters of validity, construction, effect, performance and remedies.

(j)              Dispute Resolution. The Parties agree that any dispute relating to, arising out of, resulting from, directly or indirectly, or in connection with the interpretation of this Agreement, the performance of any Party under this Agreement or otherwise relating to this Agreement will be decided by a binding and final confidential arbitration administered by Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC (the “HKIAC Rules”) in force at the time the arbitration is submitted. The seat of arbitration and the place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three (3) arbitrators (each, an “Arbitrator”). The claimant shall nominate one (1) Arbitrator; the respondent shall nominate one (1) Arbitrator; and a third (3rd) Arbitrator will be nominated jointly by the first two (2) Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two (2) Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third (3rd) Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties from the day it is made. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(k)              Non-Recourse. This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party.

(l)              Delay not a Waiver. No delay or omission to exercise, or failure to assert, any right, power or privilege of any Party under this Agreement shall impair any such right, power or privilege of such Party, nor shall it constitute, or be construed to be, a waiver of any such right, power or privilege. No single or partial exercise of any rights under this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

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(m)              Interpretation; Certain Definition.

i.	For the purposes hereof: (i) words in the singular shall be construed to mean the plural and vice versa and words of one gender shall be construed to mean all other genders (including the neutral gender) as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the articles, sections or exhibits) and not to any particular provision of this Agreement, and Article, Section or Exhibit references are to the Article, Section or Exhibit to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall be deemed to be followed by the words “without limitation”; (iv) the words “or”, “any”, “neither”, “nor” or “either” shall not be exclusive; (v) all references to “US$”, “$” and dollars shall be deemed to refer to United States currency, unless otherwise specifically provided; (vi) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and (vii) references herein to any Applicable Law shall be deemed to refer to such Applicable Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder.

ii.	For the purposes of this Agreement: (i) a “Material Adverse Event” means any event, change, development, occurrence, condition or effect (any such item, an “Effect”) that, individually or in the aggregate with all other Effects, has or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the Company and its subsidiaries, taken as a whole; provided, however, that in no event shall any Effect to the extent arising out of or resulting from any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been a Material Adverse Event: (a) changes in general business, economic or political conditions or changes in financial, credit or securities markets in general after the date hereof; (b) changes in U.S. GAAP or regulatory accounting requirements after the date hereof; (c) changes in applicable Laws that are binding on the Company or any of its subsidiaries after the date hereof; (d) the execution and delivery of this Agreement, the public announcement or disclosure of or performance of this Agreement or the transaction contemplated by the Transaction Documents, the pendency or consummation of the transaction contemplated by the Transaction Documents, or the identity of the Parties, including any impact thereof on relationships, contractual or otherwise, with customers, employees, suppliers, distributors, providers, contractors, lenders, investors, partners of the Company and its subsidiaries; (e) acts of God, natural disasters, epidemics, declarations of war, acts of sabotage or terrorism, outbreak or escalation of hostilities, or any imposition, escalation or continuation of tariffs (including retaliatory tariffs), trade quota or similar restraints on international trade; (f) changes in the market price or trading volume of the Company’s applicable equity securities; (g) actions or omissions of the Company or any of its subsidiaries that are expressly required by the Transaction Documents or with the written consent or at the written request of Purchaser; or (h) the failure by the Company or any of its subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether a Material Adverse Event has occurred); provided, that any Effects set forth in clauses (a), (b), (c) and (e) above may be taken into account in determining whether a Material Adverse Event has occurred if and to the extent such Effects individually or in the aggregate have a materially disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to the other participants of similar size operating in the geographic markets and in the industries in which the Company and its subsidiaries conduct their businesses (in which case only the incremental disproportionate impact may be taken into account, and then only to the extent otherwise permitted by this definition); and (ii) a “Purchaser Material Adverse Effect” means an Effect that, individually or in the aggregate with all other Effects, has or would reasonably be expected to have a material adverse effect on Purchaser’s ability to consummate the Transactions, including the Securities Purchase or the acquisition of the Underlying Shares.

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(n)              Mutual Drafting. With regard to each and every term and condition of this Agreement, the Parties acknowledge and agree that the same have or has been mutually and fairly negotiated, prepared and drafted at arms’ length and that the final terms of this Agreement are the product of the Parties’ negotiations, and if at any time this Agreement or any such terms or conditions are required to interpreted or construed in accordance with the terms herein, no consideration will be given to the Party which actually prepared, drafted or requested any term or condition of this Agreement. Each Party agrees that this Agreement has been purposefully drawn, jointly and equally drafted and correctly reflects each Party’s understanding of the transactions contemplated by this Agreement.

[Signature pages follow]

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IN WITNESS WHEREOF, each of the Company and Purchaser has executed or caused this Agreement to be executed by its duly authorized representative as of the date first set forth above.

COMPANY:

Cango Inc.

By:	/s/ Paul Yu
	Name:	Paul Yu
	Title:	Director and Chief Executive Officer

Address for Notices:

Cango Inc.
3131 McKinney Avenue
Dallas, Texas 75204, U.S.A.
with a copy to (which will constitute notice pursuant to Section 8(a)):
Rm. 2605 Harbour Centre
25 Harbour Road
Wanchai, Hong Kong
E-mail: ir@cangoonline.com

with a copy to (which will not constitute notice):

Simpson Thacher & Bartlett
c/o 35th Floor, ICBC Tower
3 Garden Road
Central, Hong Kong
Attention: Yi Gao
E-mail: ygao@stblaw.com

and

Simpson Thacher & Bartlett LLP
6208 China World Tower B
1 Jian Guo Men Wai Avenue
Beijing 100004
China
Attention: Yang Wang
E-mail: yang.wang@stblaw.com

[Signature Page to Securities Purchase Agreement]

PURCHASER:

DL Holdings Group Limited

By:	/s/ Lang, Joseph Shie Jay
	Name:	Lang, Joseph Shie Jay
	Title:	Director

Address for Notices:

DL Holdings Group Limited
Unit 2902, Vertical Square, 28 Heung Yip Road, Wong Chuk Hang, Hong Kong
Attention: William Li
Email: [Redacted]

[Signature Page to Securities Purchase Agreement]

EXHIBIT A

Form of Convertible Note

CONFIDENTIAL

EXECUTION VERSION

CONVERTIBLE NOTE

THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE AND THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE WILL BE ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM, AND, ACCORDINGLY, MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY IN COMPLIANCE WITH THAT LOCK-UP AGREEMENT BETWEEN THE ISSUER AND THE INITIAL NOTEHOLDER AND (I) PURSUANT TO ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (III) TO THE COMPANY, OR (IV) PURSUANT TO AN ORDINARY COURSE PLEDGE SUCH AS A BROKER LIEN OF ACCOUNT PROPERTY GENERALLY, IN EACH OF CASES (I) THROUGH (IV) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.

IN ADDITION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TRANSFER RESTRICTIONS DESCRIBED IN THIS CERTIFICATE. ANY ATTEMPT TO TRANSFER, SELL, PLEDGE OR HYPOTHECATE THE SECURITIES EVIDENCED HEREBY IN VIOLATION OF THESE RESTRICTIONS SHALL BE VOID.

CANGO INC.

CONVERTIBLE NOTE

Issuance Date: [●]	Original Principal Amount: US$10,000,000.00

(the “Issuance Date”)

FOR VALUE RECEIVED, Cango Inc., a Cayman Islands exempted company whose registered office is at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands and whose Class A ordinary shares are listed on the NYSE under the symbol “CANG” (the “Issuer”), hereby promises to pay to DL Holdings Group Limited, a Cayman Islands exempted company whose registered office is at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands and whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (stock code: 1709), or its permitted assigns (in its capacity as the sole holder of this Note (as defined below) on the Issuance Date, the “Initial Noteholder” and together with each other Person that becomes a holder of a note issued pursuant to the terms of this Note, collectively, the “Noteholder”), subject to the terms and conditions set forth herein, the amount set forth above as the Original Principal Amount (as increased or reduced pursuant to the terms hereof pursuant to PIK Amounts, redemption, conversion or otherwise in accordance with the terms of this Note, the “Principal”) when due, whether upon the Maturity Date, or upon acceleration, redemption or otherwise (in each case, in accordance with the terms hereof) and to pay interest (“Interest”) (if any) on any outstanding Principal on each Interest Date pursuant to the terms set forth herein until the same becomes due and payable, whether upon the Maturity Date or upon acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). This Note (including the Annex attached hereto and any convertible note issued in exchange, transfer or replacement hereof in accordance with Section 11, this “Note”) is issued pursuant to the Securities Purchase Agreement (the “Securities Purchase Agreement”) dated as of [●] between the Issuer and the Initial Noteholder, as amended from time to time. Certain capitalized terms used herein and not otherwise defined herein (including in Annex A (the “Definitions Annex”)) shall have the meanings ascribed to such terms in the Securities Purchase Agreement.

1.	Payments Of Principal; Maturity Date.

(a)	To the extent not earlier converted or redeemed pursuant to the terms of this Note, on the Maturity Date, the Issuer shall pay to the Noteholder an amount in cash in U.S. Dollars representing all outstanding Principal, together with all accrued and unpaid Interest (if any) on such Principal on the Maturity Date.

(b)	The “Maturity Date” shall be the date that is two (2) years after the Issuance Date (the “Original Maturity Date”), which may be further extended (i) once to the date that is three (3) years after the Issuance Date at the option of the Noteholder by delivering a written notice to the Issuer no later than thirty (30) days prior to the Original Maturity Date, and/or (ii) to a date mutually agreed between the Issuer and the Noteholder after the Issuer provides written notice of its intention to extend the Maturity Date, upon which both parties shall discuss such extension in good faith.

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2.	Interest; Default Rate.

(a)	No Interest shall accrue hereunder unless and until an Event of Default (as defined below) has occurred. From and after the occurrence and during the continuance of any Event of Default, Interest shall (i) accrue hereunder at six percent (6%) per annum (the “Default Rate”), (ii) be computed on the basis of a 360-day year and twelve 30-day months, (iii) be payable in arrears on the first Trading Day of each such calendar month in which Interest accrues hereunder (each, an “Interest Date”), and (iv) be payable, at the election of the Issuer, in cash or in kind (in accordance with Section 2(b) below). In the case of a conversion in accordance with Section 5 or a redemption in accordance with Section 6, in each case, prior to the payment of Interest on an Interest Date, accrued and unpaid Interest on this Note as of the date of any such event shall be payable by way of inclusion of such Interest in the Optional Conversion Amount or the Optional Redemption Price, as applicable, on the applicable Optional Conversion Date or Redemption Date. In the event that such Event of Default is subsequently cured or waived in writing by the Noteholder (and no other Event of Default then exists (including, without limitation, for the Issuer’s failure to pay such Interest at the Default Rate on the applicable Interest Date)), Interest shall cease to accrue hereunder as of the calendar day immediately following the date of such cure or waiver; provided that the Interest as calculated and unpaid during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of such cure or waiver of such Event of Default.

(b)	Subject to Applicable Law, at any time Interest is due and payable hereunder, such Interest shall be paid in cash, or, at the option of the Issuer with no less than five (5) Business Days’ written notice to the Initial Noteholder for and on behalf of the Noteholders prior to the applicable Interest Date (such written notice, a “PIK Notice”), may be capitalized by adding such amounts to the aggregate outstanding principal balance of this Note then outstanding on the applicable Interest Date (each such capitalized amount a “PIK Amount”). In the absence of a PIK Notice being delivered to the Initial Noteholder at least five (5) Business Days (or such shorter period as the Initial Noteholder may reasonably agree) prior to the applicable Interest Date, Interest shall be paid in cash on the applicable Interest Date. In the event that a PIK Notice is delivered by the Issuer and Interest is capitalized, the Issuer shall update the Register to reflect the increased Principal amount that arises as a result of such capitalization of Interest.

3.	Payments Free of Taxes. Any and all payments by or on account of any obligation of the Issuer under this Note shall be made free and clear of and without withholding or deduction for any Taxes, except as required by Applicable Law. If any Applicable Law requires the deduction or withholding of any Tax from any payment under this Note, then (i) the amount payable by the Issuer shall be increased as necessary so that after such deduction or withholding has been made (including such deductions or withholdings applicable to additional sums payable under this Section 3) the Noteholder receives an amount equal to the sum it would have received had no such deductions or withholdings been made, (ii) the Issuer shall make such deductions and (iii) the Issuer shall timely pay the full amount deducted to the relevant Governmental Authority in accordance with Applicable Law and file all required forms in respect thereof and, at the same time, provide copies of such remittance and filing to the Noteholder.

4.	Use of Proceeds. The Issuer confirms and undertakes to the Noteholder that the proceeds of this Note shall be used for one or more of the following purposes (i) the acquisition, development, upgrade or retrofit of cryptocurrency mining farms or other cryptocurrency mining facilities; and (ii) artificial intelligence initiatives and AI data center related capital expenditures and investments of the Issuer. For the avoidance of doubt, the Issuer shall not use the proceeds of this Note for: (A) any redemptions, dividends or other distributions to any shareholders of the Issuer or (B) the repayment of any Indebtedness for borrowed money of the Issuer or any of its Subsidiaries.

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5.	Conversion of Note.

(a)	Noteholder Optional Conversion Right. The Noteholder shall be entitled at its option at any time and from time to time commencing on the date that is twelve (12) months after the Issuance Date (other than at such time as any conversion rights of the Noteholder shall have been suspended pursuant to the terms of this Note) to convert all or a portion of the outstanding Principal and the accrued and unpaid Interest (if any) on this Note (collectively, the “Optional Conversion Amount”) into that number of validly issued, fully paid and non-assessable Class A Ordinary Shares equal to the Optional Conversion Amount divided by the Conversion Price. To convert any Optional Conversion Amount into Class A Ordinary Shares on any Trading Day (the date of such conversion, an “Optional Conversion Date”), the Noteholder shall deliver, for receipt by no earlier than 4:00 p.m. New York time, and no later than 11:59 p.m., New York time, on the Optional Conversion Date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the “Noteholder Conversion Notice”) to the Issuer, which Noteholder Conversion Notice shall set forth (i) the Optional Conversion Amount, (ii) the calculation of the accrued and unpaid Interest included in the Optional Conversion Amount as of the Optional Conversion Date, and (iii) the calculation of the number of Class A Ordinary Shares required to be delivered in respect of such Noteholder Conversion Notice. Notwithstanding the foregoing, the Noteholder shall be entitled at its option at any time and from time to time after the receipt of a Redemption Notice and prior to the payment of the Optional Redemption Price to exercise its conversion right under this Section 5(a) in the event that the Issuer has elected to exercise its optional redemption right under Section 6(a) by delivering a Redemption Notice to the Noteholder.

(b)	Mechanics of Conversion.

(i)	Satisfaction of Conversion. Any conversion in accordance with this Section 5 shall be deemed satisfied upon issuance of the appropriate number of Class A Ordinary Shares to the Noteholder of a book-entry position or certificate, as applicable, for the number of Class A Ordinary Shares to which it is entitled upon such conversion, registered in the name of the Noteholder on the register of members of the Issuer. For greater certainty, the Optional Conversion Date does not count as a Trading Day. The Person or Persons entitled to receive the Class A Ordinary Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Class A Ordinary Shares on the Optional Conversion Date. The Noteholder acknowledges that the Class A Ordinary Shares issued upon conversion of this Note shall be subject to the transfer restrictions contained in the Lock-up Agreement.

(ii)	Return of Note. Following a conversion of this Note in accordance with this Section 5, the Noteholder shall as soon as practicable (and in no event later than two (2) Business Days) after such conversion and at its own expense, surrender this Note to a nationally recognized overnight delivery service for delivery to the Issuer (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction as contemplated by Section 12(b)), provided that, if this Note has not been physically issued or is otherwise held in book-entry form, no physical surrender shall be required, and the Noteholder shall be deemed to have surrendered this Note upon delivery of the Noteholder Conversion Notice, with the Register to serve as conclusive evidence of the outstanding Principal (if any) following such conversion. If this Note is surrendered for conversion and the outstanding Principal is greater than the Principal portion of the Optional Conversion Amount being converted, then the Issuer shall as soon as practicable (and in no event later than two (2) Business Days) after receipt of this Note and at its own expense, issue and deliver to the Noteholder (or its designee) a new Note (in accordance with Section 12(c)) representing the outstanding Principal not converted.

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(iii)	The Issuer shall not issue any fraction of a Class A Ordinary Share upon any conversion. If the conversion would result in the issuance of a fraction of a Class A Ordinary Share, the Issuer shall round such fraction of a Class A Ordinary Shares down to the nearest whole share.

6.	Redemptions by the Issuer. This Note may be redeemed at the option of the Issuer on the terms and subject to the conditions set forth in this Section 6.

(a)	Optional Redemption Right. The Issuer shall be entitled to redeem (an “Optional Redemption”) all or any portion of the outstanding Principal (the “Optional Redemption Amount”) on the terms and subject to the conditions of this Section 6 for a cash price equal to the Optional Redemption Price; provided that: (i) any Optional Redemption may only be exercised if the last reported sale price of the Class A Ordinary Shares on the Principal Market has exceeded 130% of the then-effective Conversion Price for at least twenty (20) Trading Days (whether or not consecutive) during any thirty (30) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of the Redemption Notice (the “Optional Redemption Condition”); and (ii) any Optional Redemption shall be suspended, and the Issuer shall have no obligation to consummate any such Optional Redemption, at any time following delivery of a Redemption Notice, if the Noteholder’s entitlement to redemption shall have been suspended pursuant to the terms of this Note.

For the avoidance of doubt, during the period from the date of delivery of any Redemption Notice and until the corresponding Optional Redemption is completed, any Noteholder Conversion Notice duly submitted by the Noteholder pursuant to Section 6(b)(iv) shall take absolute precedence over the Issuer’s election to redeem, and the Issuer shall honor such conversion in accordance with the terms of this Note prior to effecting any Optional Redemption.

(b)	Mechanics of Redemption.

(i)	Redemption Notice. To exercise its right to make any Optional Redemption pursuant to Section 6(a), the Issuer shall deliver to the Noteholder not less than twenty (20) Business Days but no more than thirty (30) Business Days prior to a Redemption Date a copy of an executed notice of redemption in the form attached hereto as Exhibit II (the “Redemption Notice”), which Redemption Notice shall set forth (1) a confirmation that the Optional Redemption Condition has been satisfied, (2) the Optional Redemption Price, (3) the applicable Optional Redemption Amount and (4) a calculation of the accrued and unpaid Interest (if any) included in the Optional Redemption Price, in each case as of the Redemption Date; provided that the Redemption Notice may provide that the Optional Redemption is conditioned on the occurrence of another event as may be described in such Redemption Notice.

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(ii)	Satisfaction of Redemption. Any redemption on a Redemption Date in accordance with this Section 6 shall be deemed satisfied upon payment of the Optional Redemption Price in cash to the Noteholder by the end of the proposed Redemption Date set forth in the Redemption Notice.

(iii)	Return of Note. Following a redemption of this Note in accordance with this Section 6, the Noteholder shall as soon as practicable (and in no event later than two (2) Business Days) after receipt of the Optional Redemption Price and at its own expense, surrender this Note to a nationally recognized overnight delivery service for delivery to the Issuer (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction as contemplated by Section 12(b)), provided that, if this Note has not been physically issued or is otherwise held in book-entry form, no physical surrender shall be required, and the Noteholder shall be deemed to have surrendered this Note upon receipt of the Optional Redemption Price in full, with the Register to serve as conclusive evidence of the outstanding Principal (if any) following such redemption. If this Note is surrendered pursuant to an Optional Redemption and the outstanding Principal of this Note is greater than the Principal portion of the Optional Redemption Amount being redeemed, then the Issuer shall as soon as practicable (and in no event later than two (2) Business Days) after receipt of this Note and at its own expense, issue and deliver to the Noteholder (or its designee) a new Note (in accordance with Section 12(c)) representing the outstanding Principal not redeemed.

(iv)	Conversion Prior to Redemption. The Noteholder may convert this Note at its option pursuant to Section 5(a) hereof at any time after receipt of a Redemption Notice and prior to payment of the Optional Redemption Price. If any Optional Redemption is conditioned on the occurrence of another event, the Redemption Notice relating to such Optional Redemption shall provide that the Issuer will notify the Noteholder when such event has occurred, and the Noteholder shall have at least three (3) Business Days after receipt of such notice to exercise its option to convert this Note pursuant to Section 5(a).

(c)	Share Reservation. The Issuer shall at all times reserve and keep available out of its authorized and unissued Class A Ordinary Shares such number of Class A Ordinary Shares as shall from time to time be sufficient to effect the conversion of the entire outstanding Principal of this Note in accordance with the terms hereof.

(d)	Listing Maintenance. The Issuer shall use commercially reasonable efforts to maintain the listing of the Class A Ordinary Shares on the NYSE or another Eligible Market and shall promptly deliver to the Noteholder a copy of any written notice regarding any suspension, material non-compliance, material deficiency, material delisting risk or delisting of the Class A Ordinary Shares.

(e)	Information Undertaking. The Issuer shall promptly notify the Noteholder of any event that constitutes an Event of Default under this Note.

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(f)	Change of Control Redemption Right. Upon the occurrence of any Issuer Change of Control, the Noteholder shall have the right, at its option, to require the Issuer to redeem all or any portion of the outstanding Principal of this Note for cash at the Issuer Change of Control Redemption Price (a “Issuer Change of Control Redemption”). The Issuer shall promptly, and in any event within three (3) Business Days after the occurrence of an Issuer Change of Control, deliver written notice thereof to the Noteholder. The Noteholder may exercise such redemption right by delivering written notice to the Issuer within ten (10) Business Days after receipt of the Issuer’s notice. The Issuer shall pay the applicable Issuer Change of Control Redemption Price in cash within five (5) Business Days after receipt of the Noteholder’s notice.

Rights Upon Event of Default.

(g)	Events of Default. Each of the following events shall constitute an “Event of Default”:

(i)	default in the payment by the Issuer of Principal, accrued but unpaid Interest (if any) and/or any other amount due and payable by the Issuer under this Note within five (5) Business Days of becoming due and payable on the Maturity Date, a Redemption Date or upon declaration of acceleration hereunder;

(ii)	failure by the Issuer to comply with its obligation to convert this Note in accordance with the terms hereof upon exercise by the Noteholder of its conversion right in accordance with the terms hereof; provided that such failure continues for a period of five (5) Business Days after the date such conversion or issuance was required to occur;

(iii)	any material breach or material default by the Issuer in the performance or observance of or compliance with any obligations, covenants, undertakings or other terms under this Note; provided that such breach or default is incapable of remedy or, if capable of remedy, is not remedied in full within twenty (20) days from the receipt of written notice from the Noteholder of such breach or default;

(iv)	any representation, warranty, certification or statement made by or on behalf of the Issuer under this Note and/or any of the Transaction Documents shall have been incorrect, misleading or false in any material respect, unless the circumstances giving rise to such incorrect, misleading or false representation, warranty, certification or statement are capable of remedy and are remedied within twenty (20) days from the receipt of written notice from the Noteholder of such representation, warranty, certification or statement;

(v)	the Class A Ordinary Shares cease to be listed for trading on the NYSE or another Eligible Market, or trading in the Class A Ordinary Shares is suspended for more than twenty (20) consecutive Trading Days, other than a general market-wide trading halt;

(vi)	failure by the Issuer to reserve and keep available out of its authorized and unissued Class A Ordinary Shares such number of Class A Ordinary Shares as shall from time to time be sufficient to effect the conversion of the entire outstanding Principal of this Note in accordance with the terms hereof, and such failure continues for twenty (20) days from the receipt of written notice from the Noteholder of such failure;

(vii)	failure by the Issuer to redeem this Note when required pursuant to Section 6(f) above, and such failure continues for a period of five (5) Business Days after the Redemption Date;

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(viii)	failure by the Issuer to comply with Section 4, and such failure continues for twenty (20) Business Days from the receipt of written notice from the Noteholder of such failure;

(ix)	commencement by the Issuer of a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to the Issuer under any Debtor Relief Laws or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Issuer or any substantial part of their respective property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors; or

(x)	an involuntary case or other proceeding having been commenced against the Issuer seeking liquidation, reorganization or other relief with respect to the Issuer under any Debtor Relief Laws or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Issuer, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of thirty (30) consecutive days.

(h)	In addition to the foregoing:

(i)	Automatic Acceleration. If a Bankruptcy Event of Default occurs, then the Principal of, and all accrued and unpaid interest on, this Note will immediately become due and payable without any further action or notice by any Person.

(ii)	Optional Acceleration. If an Event of Default (other than a Bankruptcy Event of Default) occurs and is continuing, then the Noteholder may, by notice to the Issuer, declare the Principal, and all accrued and unpaid Interest on, this Note to become due and payable immediately.

(iii)	Rescission of Acceleration. Notwithstanding anything to the contrary in this Note, the Noteholder, by notice to the Issuer, may rescind any acceleration of this Note and its consequences if such rescission would not conflict with any judgment or decree of a court of competent jurisdiction. No such rescission will affect any subsequent Default or impair any right consequent thereto.

7.	Adjustments.

(a)	If and whenever, at any time after the Issuance Date and prior to the Maturity Date, the Issuer shall: (i) subdivide or re-divide its outstanding Class A Ordinary Shares into a greater number of Class A Ordinary Shares; (ii) reduce, reverse-split, combine or consolidate the outstanding Class A Ordinary Shares into a smaller number of Class A Ordinary Shares; (iii) issue options, rights, warrants or similar Securities to the holders of all of the outstanding Class A Ordinary Shares; or (iv) issue Class A Ordinary Shares or other Securities convertible into Class A Ordinary Shares to the holders of all of the outstanding Class A Ordinary Shares by way of a dividend or distribution, the number of Class A Ordinary Shares issuable upon conversion of this Note on the date of the subdivision, re-division, reduction, reverse-split, combination or consolidation or on the record date for the issue of options, rights, warrants or similar Securities or on the record date for the issue of Class A Ordinary Shares or other Securities convertible into Class A Ordinary Shares by way of a dividend or distribution, as the case may be, shall be adjusted so that the Noteholder shall be entitled to receive the kind and number of Class A Ordinary Shares or other Securities of the Issuer which it would have owned or been entitled to receive after the happening of any of the events described in this Section 8(a) had this Note been converted immediately prior to the happening of such event or any record date with respect thereto. Any adjustments made pursuant to this Section 8(a) shall become effective immediately after the effective time of such event retroactive to the record date, if any, for such event.

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(b)	If and whenever, at any time after the Issuance Date and prior to the Maturity Date, there is (i) a reclassification of the Class A Ordinary Shares or a capital reorganization of the Issuer (other than as described in Section 8(a)) or a consolidation, amalgamation, arrangement, binding share exchange, merger of the Issuer with or into any other Person or other entity or acquisition of the Issuer or other combination pursuant to which the Class A Ordinary Shares are converted into or acquired for cash, Securities or other property; or (ii) a sale or conveyance of the property and assets of the Issuer as an entirety, or substantially as an entirety, to any other Person (other than a direct or indirect Wholly-Owned Subsidiary of the Issuer) or other entity or a liquidation, dissolution or winding-up of the Issuer, the Noteholder, if it has not exercised its right of conversion prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, share exchange, acquisition, combination, sale or conveyance or liquidation, dissolution or winding-up, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Class A Ordinary Shares then sought to be acquired by it, such amount of cash or the number of shares or other Securities or property of the Issuer or of the Person or other entity resulting from such merger, amalgamation, arrangement, acquisition, combination or consolidation, or to which such sale or conveyance may be made or which holders of Class A Ordinary Shares receive pursuant to such liquidation, dissolution or winding-up, as the case may be, that the Noteholder would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, share exchange, acquisition, combination, sale or conveyance or liquidation, dissolution or winding-up, if, on the record date or the effective date thereof, as the case may be, the Noteholder had been the registered holder of the number of Class A Ordinary Shares sought to be acquired by it and to which it was entitled to acquire upon the exercise of its conversion right at the Conversion Price.

(c)	The adjustments provided for in Sections 8(a) or (b) are cumulative and will be made successively whenever an event referred to therein occurs.

(d)	If at any time a question or dispute arises with respect to the adjustments provided for in Sections 8(a) or (b), such question or dispute will be conclusively determined by an independent firm of United States nationally recognized chartered professional accountants appointed by the Issuer and reasonably acceptable to the Noteholder, which shall not be the independent accountants of the Issuer or the Noteholder, unless otherwise mutually agreed in writing between the Issuer and the Noteholder (the “Accounting Referee”). The Accounting Referee shall have access to all necessary records of the Issuer and any such determination will be binding upon the Issuer and the Noteholder.

(e)	The Issuer shall, from time to time immediately after the occurrence of any event which requires an adjustment or re-adjustment as provided in Sections 8(a) or (b), deliver a certificate of the Issuer to the Noteholder specifying the nature of the event requiring the same and the amount of the necessary adjustment and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, and, if reasonably required by the Noteholder, such certificate and the amount of the adjustment specified therein shall be verified by the Accounting Referee.

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8.	Voting Rights. The Noteholder shall have no voting rights as the holder of this Note or any other rights as a holder of Class A Ordinary Shares of the Issuer, except as required by Applicable Law.

9.	Amendments and Other Modifications. The prior written consent of the Issuer and the Noteholder shall be required for any change, modification, waiver or amendment to this Note. Any change, amendment, modification or waiver so approved shall be binding upon all existing and future holders of this Note.

10.	Transfer; Register.

(a)	The Issuer shall maintain a register (the “Register”) for the recordation of the name and address of the Noteholder and the principal amount of this Note (including as the Principal may be increased as the result of capitalization of Interest in accordance with Section 2(b) of this Note) and Interest (if any) accrued and unpaid thereon (the “Registered Note”). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Issuer shall treat the Noteholder for all purposes (including the right to receive payments of Principal and Interest (if any) hereunder) as the owner hereof notwithstanding notice to the contrary, however, that upon its receipt of a written request to consummate a Permitted Transfer (as defined below), the Issuer shall record the information contained therein in the Register and issue one or more new Registered Notes in the same aggregate principal amount as the principal amount of the surrendered Registered Note to such Permitted Transferee pursuant to Section 12; provided, however, that the Issuer will not register any Transfer of this Note not made in accordance with Regulation S or pursuant to registration under the 1933 Act or an available exemption therefrom, and any such purported Transfer shall be null and void ab initio and unenforceable and the Issuer will not have any obligations to any such transferee. Notwithstanding the foregoing, in the event of any Transfer to one or more Affiliates of the Noteholder, upon the written request of the Issuer, the Noteholder will provide the name and contact information of such Person who is authorized to act on behalf of each such Affiliate in connection with this Note.

(b)	This Note may not be assigned, transferred, sold or otherwise disposed of (“Transfer”), or offered to be Transferred, by the Noteholder, except that the Noteholder may Transfer this Note, in whole or in part, to an Affiliate of the Noteholder at any time (such transferee, a “Permitted Transferee”, and such transfer, a “Permitted Transfer”); provided that (i) the Noteholder shall deliver to the Issuer written notice of such Transfer not less than five (5) Business Days prior to the proposed date of such Transfer, together with the full legal name, jurisdiction of formation and registered address of the proposed Permitted Transferee, and (ii) prior to and as a condition to the effectiveness of any such Transfer, the proposed Permitted Transferee shall execute and deliver to the Issuer a written deed of assumption or other document, in form and substance reasonably satisfactory to the Issuer, pursuant to which such Permitted Transferee irrevocably agrees to be bound by all of the terms, conditions and obligations of the Noteholder under this Note and the Lock-up Agreement as if it were the original Noteholder hereof and the Restricted Party thereof. Any purported Transfer that (A) is not a Permitted Transfer, or (B) is not conducted pursuant to the terms and conditions in this Note (including those in the immediate preceding sentence) will be null and void ab initio and unenforceable and the Issuer will not have any obligations to any such transferee.

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(c)	Where the Noteholder is a special purpose vehicle, holding company or other entity (each, an “SPV Noteholder”) whose primary purpose is to hold this Note, any direct or indirect transfer, issuance, assignment, sale or other disposition of equity interests in such SPV Noteholder (or in any Person that directly or indirectly Controls such SPV Noteholder) that results in a Person or group of Persons (other than the existing direct or indirect Controlling Person or Persons of such SPV Noteholder as of the Issuance Date) acquiring, directly or indirectly, the power to Control such SPV Noteholder (a “Noteholder Change of Control”) shall be deemed to constitute a Transfer of this Note for all purposes of this Note and shall be subject to the following: (i) the SPV Noteholder shall deliver to the Issuer written notice of any proposed Noteholder Change of Control not less than five (5) Business Days prior to the proposed effective date thereof, together with reasonable details of the proposed transaction and the identity and beneficial ownership of the incoming Controlling Person or Persons; and (ii) any Noteholder Change of Control is permitted only if the incoming Controlling Person or Persons would, if it held this Note directly, qualify as a Permitted Transferee, and the SPV Noteholder shall, prior to and as a condition to the effectiveness of any such Noteholder Change of Control, procure that each incoming Controlling Person executes and delivers to the Issuer a written undertaking, in form and substance reasonably satisfactory to the Issuer, acknowledging that it is bound by the terms of this Note and the Lock-up Agreement (including, without limitation, the Transfer restrictions set forth in this Section 11) with respect to its interest in the SPV Noteholder.

(d)	Notwithstanding anything to the contrary contained herein, all reasonable, documented and out-of-pocket expenses and other fees (collectively, “Permitted Transfer Expenses”) reasonably incurred and payable by the Issuer in connection with the preparation, execution and delivery of any new Notes in respect of any Permitted Transfer shall be paid by the Noteholder and its Permitted Transferee reasonably promptly following receipt of a customary invoice delivered by the Issuer to the Noteholder in connection therewith. Except with respect to Permitted Transfer Expenses in connection any Permitted Transfer, in no event shall either party hereto be required to bear or pay any expenses, fees or Taxes incurred by the other party (including, in the case of the Noteholder, its transferee) arising out of any Transfer of this Note.

12.	Reissuance Of This Note.

(a)	Transfer. If this Note is to be Transferred in accordance with the terms hereof, the Noteholder shall surrender this Note to the Issuer, whereupon the Issuer will forthwith issue and deliver upon the order of the Noteholder a new Note (in accordance with Section 12(c)), registered as the Noteholder may request, representing the outstanding Principal being transferred by the Noteholder and, if less than the entire outstanding Principal is being transferred, a new Note (in accordance with Section 12(c)) representing the outstanding Principal not being transferred. The Noteholder and any Permitted Transferee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of this Note following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

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(b)	Lost, Stolen or Mutilated Note. Upon receipt by the Issuer of evidence reasonably satisfactory to the Issuer of the loss, theft, destruction or mutilation of this Note (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Noteholder to the Issuer in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Note, the Issuer shall execute and deliver to the Noteholder a new Note (in accordance with Section 12(c)) representing the outstanding Principal.

(c)	Issuance of New Note. Whenever the Issuer is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 12(a) or Section 12(d), the Principal designated by the Noteholder which, when added to the principal represented by the new Note issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Note), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest (if any) pursuant to Section 2.

(d)	Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Noteholder at the principal office of the Issuer, for a new Note (in accordance with Section 12(c)) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Noteholder at the time of such surrender.

13.	Remedies, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents, at law or in equity (including a decree of specific performance or other injunctive relief). In addition, the exercise of any right, power or remedy of either party, at law or equity (including a decree of specific performance or other injunctive relief) or under this Note or any of the Transaction Documents shall not be deemed to be an election of such party’s rights, powers or remedies under such Transaction Documents or at law or equity. Each party acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the other party and that the remedy at law for any such breach may be inadequate. Each party therefore agrees that, in the event of any such breach or threatened breach, the other party shall be entitled, in addition to all other available remedies, to seek specific performance or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security.

14.	Construction.

(a)	Certain Rules Construction.

(i)	This Note shall be deemed to be jointly drafted by the Issuer and the Initial Noteholder (and acknowledged and accepted by any Permitted Transferee) and shall not be construed against any such Person as the drafter hereof.

(ii)	The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

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(iii)	The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.”

(iv)	Unless the context requires otherwise (1) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, amended and restated, supplemented or otherwise modified or extended, replaced or refinanced (subject to any restrictions or qualifications on such amendments, restatements, amendment and restatements, supplements or modifications or extensions, replacements or refinancings set forth herein), (2) references herein to any Applicable Law shall be deemed to refer to such Applicable Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder, (3) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (4) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Note as a whole (including the articles, sections or exhibits) and not to any particular provision of this Note, and Article, Section or Exhibit references are to the Article, Section or Exhibit to this Note unless otherwise specified, (5) the words “or”, “any”, “neither”, “nor” or “either” shall not be exclusive and (6) the words “asset” and “property”, when used herein, shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, Securities, accounts and contract rights.

(b)	Certain Matters in Writing. For the avoidance of doubt, when any consent, approval, agreement, acceptance, satisfaction or similar rights of the Noteholder or the Issuer are required to be given in writing, or any matters are required to be disclosed to the Noteholder or the Issuer, as applicable, in writing, such writing may be evidenced by email.

(c)	Certain Calculations and Tests.

(i)	Any calculation of accrued and unpaid interest under this Note shall exclude period(s) during which Interest has ceased to accrue pursuant to any term of this Note.

(ii)	The principal amount of any non-interest bearing Indebtedness or other discount security constituting Indebtedness at any date shall be the principal amount thereof that would be shown on a balance sheet of the Issuer dated such date prepared in accordance with U.S. GAAP.

15.	Failure or Indulgence Not Waiver. No failure or delay on the part of the Noteholder or the Issuer in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

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16.	Dispute Resolution.

(a)	Price Disputes.

(i)	Without otherwise limiting the terms set forth in Section 8, in the case of a dispute relating to a Conversion Price or the Optional Redemption Price or the Issuer Change of Control Redemption Price (as the case may be) (including a dispute relating to the determination of any of the foregoing) (a “Price Dispute”), the Issuer or the Noteholder (as the case may be) shall notify the other party in writing and delivered in accordance with Section 17(a) of such dispute (the “Dispute Notice”): (i) if by the Issuer, within five (5) Business Days after the occurrence of the circumstances giving rise to such dispute; or (ii) if by the Noteholder, within five (5) Business Days after the Noteholder learned of the circumstances giving rise to such dispute. If the Issuer and the Noteholder are unable to promptly resolve any such dispute set forth in the Dispute Notice at any time after the second (2nd) Business Day following receipt of the Dispute Notice by the receiving party, then such dispute will be conclusively determined by the Accounting Referee (which, for the avoidance of doubt, shall be appointed in accordance with Section 8(d)).

(ii)	The Noteholder and the Issuer shall each deliver to the Accounting Referee (i) a copy of the Dispute Notice so delivered in accordance with the first sentence of this Section 16(a) and (ii) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m., New York time, by the fifth (5th) Business Day immediately following the date on which the Issuer engages the Accounting Referee (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (i) and (ii) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either the Noteholder or the Issuer fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to the Accounting Referee with respect to such dispute and the Accounting Referee shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to the Accounting Referee prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Issuer and the Noteholder or otherwise requested by the Accounting Referee, neither the Issuer nor the Noteholder shall be entitled to deliver or submit any written documentation or other support to the Accounting Referee in connection with such dispute (other than the Required Dispute Documentation). Any and all communications between the Issuer, on the one hand, and the Noteholder, on the other hand, and the Accounting Referee shall be made in writing and a copy provided simultaneously to the Issuer and the Noteholder (as the case may be) and no meeting between the Accounting Referee and the Issuer or the Noteholder shall take place unless each of the Issuer and the Noteholder are in attendance.

(iii)	The Issuer and the Noteholder shall cause the Accounting Referee to determine the resolution of such dispute and notify the Issuer and the Noteholder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of the Accounting Referee shall be shared equally between the Issuer and the Noteholder, and the Accounting Referee’s resolution of such dispute shall be final and binding upon the Issuer and the Noteholder absent manifest error.

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(b)	Other Disputes. Other than a Price Dispute, the Issuer and the Noteholder agree that any dispute relating to, arising out of, resulting from, directly or indirectly, or in connection with the interpretation of this Note, the performance of any party under this Note or otherwise relating to this Note will be decided by a binding and final confidential arbitration administered by Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC (the “HKIAC Rules”) in force at the time the arbitration is submitted. The seat of arbitration and the place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three (3) arbitrators (each, an “Arbitrator”). The claimant shall nominate one (1) Arbitrator; the respondent shall nominate one (1) Arbitrator; and a third (3rd) Arbitrator will be nominated jointly by the first two (2) Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two (2) Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third (3rd) Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties from the day it is made. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

17.	Notices; Currency; Payments.

(a)	Notices. Any notices, consents, waivers, documents or other communications required or permitted to be given under the terms of this Note must be in writing and will be deemed to have been delivered or served: (i) upon receipt by the recipient, when delivered personally; (ii) upon receipt by the recipient, when sent by electronic mail (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such email could not be delivered to such recipient); or (iii) one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The addresses and email addresses for such communications shall be:

If to the Issuer:

Cango Inc.

3131 McKinney Avenue

Dallas, Texas 75204, U.S.A.

with a copy to (which will constitute notice pursuant to Section 17):

Rm. 2605 Harbour Centre

25 Harbour Road

Wanchai, Hong Kong

E-mail: ir@cangoonline.com

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with a copy to (which will not constitute notice):

Simpson Thacher & Bartlett

c/o 35th Floor, ICBC Tower

3 Garden Road

Central, Hong Kong

Attention: Yi Gao

E-mail: ygao@stblaw.com

and

Simpson Thacher & Bartlett LLP

6208 China World Tower B

1 Jian Guo Men Wai Avenue

Beijing 100004

China

Attention: Yang Wang

E-mail: yang.wang@stblaw.com

If to the Initial Noteholder:

DL Holdings Group Limited

Unit 2902, Vertical Square,

28 Heung Yip Road,

Wong Chuk Hang, Hong Kong

Attn: William Li

E-mail: [Redacted]

or to such other address or email address or to the attention of such other Person as the recipient party has specified by written notice given to each other party hereto five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s email containing the time and date or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by email or receipt from an overnight courier service in accordance with clauses (A), (B) or (C) above, respectively.

(b)	Calculation of Time. When computing any time period in this Note, the following rules shall apply:

(i)	the day marking the commencement of the time period shall be excluded but the day of the deadline or expiry of the time period shall be included;

(ii)	for time periods measured in Business Days, any day that is not a Business Day shall be excluded in the calculation of the time period; and, if the day of the deadline or expiry of the time period falls on a day which is not a Business Day, the deadline or time period shall be extended to the next following Business Day;

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(iii)	for time periods measured in Trading Days, any day that is not a Trading Day shall be excluded in the calculation of the time period; and, if the day of the deadline or expiry of the time period falls on a day which is not a Trading Day, the deadline or time period shall be extended to the next following Trading Day;

(iv)	if the end date of any deadline or time period in this Note refers to a specific calendar date and that date is not a Business Day, the deadline or time period shall be extended to the next Business Day following the specific calendar date; and

(v)	when used in this Note the term “month” shall mean a calendar month.

(c)	Currency. Unless otherwise specified or the context otherwise requires, all dollar amounts referred to in this Note are in U.S. Dollars.

(d)	Payments. Whenever any payment of cash is to be made by the Issuer to any Person pursuant to this Note, unless otherwise expressly set forth herein, such payment shall be made in U.S. Dollars by wire transfer of immediately available funds. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day.

18.	Cancellation. After all Principal, accrued and unpaid Interest (if any) and other amounts at any time owed on this Note have been paid, converted or redeemed in full, this Note shall automatically be deemed canceled, shall be surrendered to the Issuer for cancellation and shall not be reissued.

19.	Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by the laws of Hong Kong, without giving effect to any choice of law or conflict of law provision or rule (whether of Hong Kong or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than Hong Kong.

20.	Severability. If any provision of this Note is prohibited by Applicable Law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Note so long as this Note as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

21.	Maximum Payments. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by Applicable Law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such Applicable Law, any payments in excess of such maximum shall be credited against amounts owed by the Issuer to the Noteholder and thus refunded to the Issuer.

22.	Certain Definitions. For purposes of this Note, the terms defined in the Definitions Annex shall have the meanings ascribed to such terms therein.

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23.	Confidentiality. The Noteholder agrees to keep and not disclose any confidential, proprietary, non-public information disclosed by or on behalf of the Issuer to the Noteholder pursuant to the terms of this Note (“Confidential Information”), except that the Noteholder may disclose the Confidential Information: (a) to its Subsidiaries and Affiliates and its and their respective directors, managers, members, partners, officers, employees, professional advisors, auditors, agents or other representatives (including, but not limited to, lawyers, financial advisors, accountants, consultants and other professionals) (collectively, the “Representatives”), in each case so long as such Representatives are bound by appropriate non-disclosure obligations or have agreed to maintain the confidentiality of such Confidential Information; (b) as is requested or required by any Governmental Authority or under any Applicable Law (including but not limited to pursuant to any securities laws and regulations or rules and policies of any applicable stock exchanges or in connection with any legal, judicial, arbitration or administrative proceedings of any Governmental Authority), provided, that the Noteholder or any of its Representatives, if permitted by such Applicable Law, shall provide the Issuer with written notice reasonably in advance of any such disclosure so that the Issuer may, at its sole cost and expense, seek a restrictive order or other appropriate remedy limiting the disclose of only that portion of the Confidential Information requested or required to be disclosed pursuant to Applicable Law (provided, further, that, notwithstanding the foregoing, the Noteholder or its Representatives may disclose Confidential Information, and no notice or other action shall be required, pursuant to requests for information in connection with routine supervisory examinations, audits or blanket document requests or other supervisory oversight by any bank examiner, banking or securities regulatory authority or self-regulatory organization as long as such requests are not targeted at the Issuer or the Confidential Information); (c) to any Permitted Transferee or other permitted prospective transferee in connection with any Transfer permitted pursuant to the terms of this Note or the Transaction Documents so long as such Permitted Transferee or other permitted prospective transferee agrees to be bound by confidentiality provisions no less restrictive than those set forth in this Section 23; or (d) as otherwise agreed with the Issuer. Notwithstanding anything to the contrary herein, each of the Issuer and the Noteholder agrees that each party hereof may issue one or more press releases or make such announcements and/or filings with the U.S. Securities and Exchange Commission, the Stock Exchange of Hong Kong Limited or the relevant stock exchange as may be considered as necessary by such party to disclose this Note and all material terms of the transactions contemplated hereunder; provided that, prior to any such public disclosure, such party shall provide the other party a reasonable opportunity to review and comment on (and consider such proposed comments in good faith) any proposed disclosure language. Notwithstanding the foregoing, the term “Confidential Information” shall not include any information that: (i) is known or becomes available to the public (other than as a result of a breach of the confidentiality and non-use provisions herein by the Noteholder); (ii) is or has been independently developed or conceived by the Noteholder or any of its Representatives without use of any such Confidential Information; or (iii) is or has been made available to, known by or disclosed to the Noteholder or any of its Representatives by a third party without an obligation of confidentiality to the Issuer. Unless earlier terminated by the mutual written agreement of the Issuer and the Noteholder, this Section 23 shall expire on the second (2nd) anniversary of the Reference Date. The Initial Noteholder acknowledges that it is aware that applicable securities laws may prohibit any Person who has received material, nonpublic information (including with respect to matters that may be the subject of this Note) by or on behalf of the Issuer from purchasing or selling securities of the Issuer or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities. The obligations of the Noteholder and the Initial Noteholder under this Section 23 shall be in addition to, and not in lieu of, any of their confidentiality obligations under any other Transaction Document.

[signature page follows]

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IN WITNESS WHEREOF the parties have caused this Note to be duly executed as of the Issuance Date set forth above.

CANGO INC.

By:
Name:
Title:

[Signature Page – Convertible Note]

Acknowledged and Agreed

as of the first date written above:

DL HOLDINGS GROUP LIMITED

By:
Name:
Title:

[Signature Page – Convertible Note]

EXHIBIT I

NOTEHOLDER CONVERSION NOTICE

Reference is made to the Convertible Note (the “Note”) issued to the undersigned by Cango Inc., a Cayman Islands exempted corporation (the “Issuer”). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Optional Conversion Amount (as defined in the Note) of the Note indicated below into Class A Ordinary Shares, with par value of US$0.0001 per share (the “Class A Ordinary Shares”), of the Issuer, as of the date specified below. Capitalized terms not defined herein shall have the meaning as set forth in the Note.

Date of Conversion:

Aggregate Principal to be converted:

Aggregate accrued and unpaid Interest (if any) with respect to such portion of the aggregate Principal to be converted:

OPTIONAL CONVERSION AMOUNT TO BE CONVERTED:

Please confirm the following information:

Conversion Price:

Number of Class A Ordinary Shares to be issued:

☐ Check here if the Noteholder not a U.S. person (as defined in Regulation S) and is not acting for the account or benefit of a U.S. Person.

Please issue the Class A Ordinary Shares into which the Note is being converted (in the form of uncertificated shares represented by an electronic position) to Noteholder as follows:

Issue to:	Name of registered holder:
Mailing Address:
Email Address:
Phone Number:

☐ Check here if requesting the shares be certificated (if permitted by law) and the delivery of a paper certificate to the following mailing address:

Issue a certificate in paper form and deliver the certificate to:

☐ Check here if requesting delivery by Deposit/Withdrawal in book entry form (subject to the availability of Issuer’s transfer agent):

Account Number:

Date: _____________ __,

Name of Registered Noteholder

By:
Name:
Title:

Tax ID:

E-mail Address:
Phone Number:

EXHIBIT II

CANGO INC. REDEMPTION NOTICE

Reference is made to the Convertible Note (the “Note”) issued to the undersigned by Cango Inc., a Cayman Islands exempted company (the “Issuer”). In accordance with and pursuant to the Note, the undersigned hereby issues this redemption notice in connection with an Optional Redemption in exchange for (as indicated below) cash as of the date specified below. Capitalized terms not defined herein shall have the meaning as set forth in the Note.

The Issuer hereby certifies that the Optional Redemption Condition has been satisfied, as the last reported sale price of the Class A Ordinary Shares has exceeded [●]% of the then-effective Conversion Price of US$[●] for at least [●] Trading Days during the [●] consecutive Trading Day period ending on [date].

Date of Redemption:

Optional Redemption Amount:

Aggregate accrued and unpaid Interest with respect to such Optional Redemption Amount:

Optional Redemption Price:

Please confirm the following information:

Pay to:	Name of registered holder:
Mailing Address:
Email Address:
Phone Number:
ABA Routing Number:
Account Number:
Attention:

Tax ID:

E-mail Address:
Phone Number:

ANNEX A

CERTAIN DEFINED TERMS

Defined Terms. As used in this Note, the following terms have the meanings specified below:

“1933 Act” means the U.S. Securities Act of 1933.

“Affiliate” means, as applied to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with, that Person.

“Applicable Law” means all applicable national and international laws, treaties, statutes, decrees, edicts, codes, orders, judgments, rules, ordinances, decisions and regulations of any local, municipal, territorial, provincial, federal, national or any other duly constituted Governmental Authority.

“Bankruptcy Code” means Title 11 of the United States Code (11 USC § 101 et seq.).

“Bankruptcy Event of Default” is an Event of Default under Sections 7(a)(ix) or 7(a)(x).

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in the Hong Kong, New York, or the Cayman Islands are authorized or required by Applicable Law to be closed for business.

“Capital Stock” means any and all shares, securities, interests, participations, preferred equity certificates, convertible preferred equity certificates or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing, but excluding for the avoidance of doubt any Indebtedness convertible into or exchangeable for any of the foregoing.

“Class A Ordinary Shares” means (i) the Issuer’s Class A ordinary shares, with par value of US$0.0001 per share, and (ii) any share capital into which such ordinary shares shall have been changed or any share capital resulting from a reclassification of such ordinary shares.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power of more than fifty percent (50%) of the total voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Conversion Price” means US$1.62 per Class A Ordinary Share, subject to any adjustments as provided herein, provided that if an adjustment in Conversion Price made hereunder would reduce the Conversion Price to an amount below the par value of one Class A Ordinary Share, then such adjustment in Conversion Price made hereunder shall reduce the Conversion Price to the par value of one Class A Ordinary Share.

“Debtor Relief Laws” means the Bankruptcy Code and all other Applicable Laws relating to the liquidation, winding-up, conservatorship, bankruptcy, general assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, plan of arrangement, proposal or similar debtor relief laws, rules and regulations of any other applicable jurisdictions, whether directly or indirectly relating to the Issuer or any of its Subsidiaries, from time to time in effect and affecting the rights of creditors generally.

“Default” means any event that is (or, after notice, passage of time or both, would be) an Event of Default.

“Derivative Transaction” means (a) any interest-rate transaction, including any interest-rate swap, basis swap, forward rate agreement, interest rate option (including a cap, collar or floor), and any other instrument linked to interest rates that gives rise to similar credit risks (including when-issued securities and forward deposits accepted), (b) any exchange-rate transaction, including any cross-currency interest-rate swap, any forward foreign-exchange contract, any currency option, and any other instrument linked to exchange rates that gives rise to similar credit risks, (c) any equity derivative transaction, including any equity-linked swap, any equity-linked option, any forward equity-linked contract, and any other instrument linked to equities that gives rise to similar credit risk and (d) any commodity (including precious metal) derivative transaction, including any commodity-linked swap, any commodity-linked option, any forward commodity-linked contract, and any other instrument linked to commodities that gives rise to similar credit risks; provided, that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees, members of management, managers or consultants of the Issuer or its Subsidiaries shall be a Derivative Transaction.

“Eligible Market” means the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Select Market, the Nasdaq Global Market or the Principal Market.

“Issuer Change of Control” means (i) any Person or group (other than Enduring Wealth Capital Limited and its Affiliates) becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the total voting power of the Issuer, or (ii) the Issuer consummates any merger, consolidation or other business combination transaction, as a result of which the holders of voting securities of the Issuer immediately prior to such transaction do not hold a majority of the voting power of the surviving or acquiring entity immediately after such transaction.

“Issuer Change of Control Redemption Price” means the sum of (i) the portion of the Principal elected by the Noteholder to be redeemed and (ii) the accrued but unpaid Interest with respect to such portion of the Principal, if any, up to, but excluding the Redemption Date.

“U.S. Dollars” or “$” refers to lawful U.S. Dollars.

“Governmental Authority” means any national, federal, state, provincial or local authority, court, government or self-regulatory organization (including any stock exchange), commission, tribunal or organization, or any regulatory agency, or any political or other subdivision, department or branch of any of the foregoing.

“Indebtedness” as applied to any Person means, without duplication,

(i)	all obligations of such Person for borrowed money;

(ii)	any obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(iii)	the face amount of obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities (or, without duplication, reimbursement agreements in respect thereof);

(iv)	all net obligations in respect of Derivative Transactions that will be payable upon termination thereof;

(v)	the deferred purchase price of property or services that in accordance with U.S. GAAP would be included as a liability on the balance sheet of such Person (excluding (i) any earn-out obligation or purchase price adjustment until such obligation (A) becomes a liability on the statement of financial position or balance sheet (excluding the footnotes thereto) in accordance with U.S. GAAP and (B) has not been paid within thirty (30) days after becoming due and payable, (ii) any such obligations incurred under Applicable Laws relating to employment, and (iii) liabilities associated with customer prepayments and deposits) which purchase price is (A) due more than six months from the date of incurrence of the obligation in respect thereof or (B) evidenced by a note or similar written instrument;

(vi)	any guarantee of any of the foregoing; and

(vii)	all Indebtedness of any other Person secured by any Lien on any property owned by such Person whether or not such Indebtedness has been assumed by such Person;

provided, that (A) Indebtedness shall not include (1) trade payables and other ordinary course payables and accrued expenses arising in the ordinary course of business, (2) deferred or prepaid revenue, (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller, (4) any amounts payable by and between the Issuer or any of its Subsidiaries, (5) any Indebtedness defeased by such Person or by any Subsidiary of such Person and (6) contingent obligations incurred in the ordinary course of business; (B) the amount of Indebtedness of any Person for purposes of clause (vii) above shall be deemed to be equal to the lesser of (1) the aggregate unpaid principal amount of such Indebtedness and (2) the fair market value of the property encumbered thereby as determined by such Person in good faith.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any capital lease having substantially the same economic effect as any of the foregoing), in each case, in the nature of security; provided that in no event shall an operating lease in and of itself be deemed to constitute a Lien.

“Lock-up Agreement” means the Lock-up Agreement dated as of [●] between the Issuer and the Initial Noteholder, as amended from time to time.

“NYSE” means the New York Stock Exchange.

“Optional Redemption Price” means the sum of (i) the portion of the Principal elected by the Issuer to be redeemed and (ii) the accrued but unpaid Interest with respect to such portion of the Principal, if any, up to, but excluding the Redemption Date.

“Organizational Documents” means (a) with respect to any corporation, its certificate or articles of incorporation, amalgamation or organization, memorandum and articles of association and its by-laws, (b) with respect to any limited partnership, its certificate or declaration of limited partnership and its partnership agreement, (c) with respect to any general partnership, its partnership agreement, (d) with respect to any limited liability company, its articles of organization or certificate of formation, and its operating agreement, and (e) with respect to any other form of entity, such other organizational documents required by local Applicable Law or customary under such jurisdiction to document the formation and governance principles of such type of entity. In the event that any term or condition of this Note requires any Organizational Document to be certified by a secretary of state or similar Governmental Authority, the reference to any such “Organizational Document” shall only be to a document of a type customarily certified by such Governmental Authority.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or any other entity.

“Principal Market” means NYSE or any other market on which the Issuer’s Class A Ordinary Shares are listed (and, in the case of simultaneous listings on multiple markets, the majority of the Issuer’s Class A Ordinary Shares trade) at the applicable time.

“Redemption Date” means any date on which this Note is redeemed, as applicable, pursuant to an Optional Redemption or the Issuer Change of Control Redemption (as the case may be) by the Issuer.

“Reference Date” means the earlier of (i) the date on which this Note has been fully converted, redeemed or paid off in accordance with the terms hereof and (ii) the Maturity Date.

“Securities” means any stock, shares, units, partnership interests, voting trust certificates, options, warrants, bonds, debentures, notes, or other evidences of Indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing; provided that the term “Securities” shall not include any earn-out agreement or obligation or any employee bonus or other incentive compensation plan or agreement.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, joint venture or other business entity of which more than 50% of the total voting power of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or Controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of such Person or a combination thereof, in each case to the extent the relevant entity’s financial results are required to be included in such Person’s consolidated financial statements under U.S. GAAP; provided that in determining the percentage of ownership interests of any Person Controlled by another Person, no ownership interests in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding. Unless otherwise specified, “subsidiary” shall mean any subsidiary of the Issuer.

“Taxes” means all present and future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Trading Day” means, as applicable, (i) with respect to all price or trading volume determinations relating to the Class A Ordinary Shares, any day on which the Class A Ordinary Shares are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Class A Ordinary Shares, then on the principal securities exchange or securities market on which the Class A Ordinary Shares are then traded, provided that “Trading Day” shall not include any day on which the Class A Ordinary Shares are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Class A Ordinary Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Noteholder or (ii) with respect to all determinations other than price determinations relating to the Class A Ordinary Shares, any day on which the Principal Market (or any successor thereto) is open for trading of securities.

“Transaction Documents” shall have the meaning ascribed to it in the Securities Purchase Agreement.

“U.S.” means the United States of America.

“U.S. GAAP” means the United States Generally Accepted Accounting Principles.

“Wholly-Owned Subsidiary” of any Person means a subsidiary of such Person, 100% of the Capital Stock of which (other than directors’ qualifying shares or shares required by Applicable Law to be owned by a resident of the relevant jurisdiction) shall be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

EXHIBIT B

Form of Warrant

CONFIDENTIAL

EXECUTION VERSION

THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE AND THE SECURITIES FOR WHICH THESE SECURITIES ARE EXERCISABLE WILL BE ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM, AND, ACCORDINGLY, MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) PURSUANT TO ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (III) TO THE COMPANY, OR (IV) PURSUANT TO AN ORDINARY COURSE PLEDGE SUCH AS A BROKER LIEN OF ACCOUNT PROPERTY GENERALLY, IN EACH OF CASES (I) THROUGH (IV) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.

IN ADDITION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TRANSFER RESTRICTIONS DESCRIBED IN THIS CERTIFICATE. ANY ATTEMPT TO TRANSFER, SELL, PLEDGE OR HYPOTHECATE THE SECURITIES EVIDENCED HEREBY IN VIOLATION OF THESE RESTRICTIONS SHALL BE VOID.

WARRANT

to purchase

370,370

Class A Ordinary Shares

Cango INC.

Original Issue Date: [                     ]

1.	Certain Definitions. Unless the context otherwise requires, when used herein the following terms shall have the meanings indicated below. Capitalized terms not defined herein shall have the meaning ascribed to them in the Purchase Agreement.

“Class A Ordinary Shares” means the Class A ordinary shares of the Company, with par value of US$0.0001 per share.

“Company” means Cango Inc., an exempted company incorporated in the Cayman Islands whose registered office is at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands and whose Class A ordinary shares are listed on the New York Stock Exchange under the symbol “CANG”.

“Equity Interests” means any and all (i) shares, interests, participations or other equivalents (however designated) of capital stock or other voting securities of a company, any and all equivalent or analogous ownership (or profit) or voting interests in a Person (other than a company), (ii) securities convertible into or exchangeable for shares, interests, participations or other equivalents (however designated) of capital stock or voting securities of (or other ownership or profit or voting interests in) such Person, and (iii) any and all warrants, rights or options to purchase any of the foregoing, whether voting or nonvoting, and, in each case, whether or not such shares, interests, participations, equivalents, securities, warrants, options, rights or other interests are authorized or otherwise existing on any date of determination.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Exercise Price” means US$2.70 per Class A Ordinary Share, subject to adjustment pursuant to the terms hereof.

“Majority Holders” means at any time, the Warrantholder(s) representing in excess of 50% of the Warrant Shares then issuable upon exercise in full of this Warrant.

“Person” has the meaning given to it in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act.

“Purchase Agreement” means the Securities Purchase Agreement, dated [*], 2026, by and between the Company and the Warrantholder, as may be amended in accordance with its terms.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Warrant” means this Warrant.

2.	Number of Warrant Shares; Exercise Price. This certifies that, for value received, DL Holdings Group Limited, a Cayman Islands exempted company whose registered office is at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands and whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (stock code: 1709), or its permitted assigns (the “Warrantholder”) is entitled, upon the terms hereinafter set forth, to acquire from the Company, in whole or in part, up to an aggregate of 370,370 fully paid and non-assessable Class A Ordinary Shares (the “Warrant Shares”), at a purchase price per Class A Ordinary Share equal to the Exercise Price. The Warrant Shares and Exercise Price are subject to adjustment as provided herein, and all references to “Class A Ordinary Shares,” “Warrant Shares” and “Exercise Price” herein shall be deemed to include any such adjustment or series of adjustments.

3.	Exercise of Warrant; Payment of Exercise Price.

(i)	The right to purchase the Warrant Shares represented by this Warrant is exercisable, in whole or in part by the Warrantholder, at any time or from time to time from and after the original issuance date of this Warrant (the “Exercise Start Date”), and ending on the date falling two (2) years after the Exercise Start Date (such time, the “Expiration Time”).

(ii)	The Warrantholder may exercise this Warrant by delivering to the Company (i) an exercise notice, in the form attached as Annex A hereto (the “Exercise Notice”), completed and duly signed, and (ii) payment of the aggregate Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised in accordance with Section 3(iii), and the date such items are delivered to the Company (as determined in accordance with the notice provisions hereof) is an “Exercise Date.” The Warrantholder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Warrant and issuance of a new warrant of like tenor in substantially identical form evidencing the right to purchase the remaining number of Warrant Shares.

(iii)	The Warrantholder shall pay the aggregate Exercise Price for the number of Warrant Shares (rounded up to the nearest cent) in immediately available funds to a bank account designated by the Company.

(iv)	If the Warrantholder does not exercise this Warrant in its entirety, the Warrantholder will be entitled to receive from the Company a new warrant of like tenor in substantially identical form for the purchase of that number of Warrant Shares equal to the difference between the number of Warrant Shares subject to this Warrant and the number of Warrant Shares as to which this Warrant is so exercised.

4.	Issuance of Warrant Shares.

(i)	As soon as practicable (and in any event within three Business Days) after the exercise of any Warrant and the clearance of the funds in payment of the Exercise Price (if applicable), the Company shall issue to the Warrantholder a book-entry position or certificate, as applicable, for the number of Class A Ordinary Shares to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it on the register of members of the Company. The Company agrees that, to the extent permitted by Applicable Laws, the Warrant Shares so issued will be deemed for all purposes to have been issued to the Warrantholder as of the close of business on the date on which this Warrant and payment of the Exercise Price are delivered to the Company in accordance with the terms of this Warrant, notwithstanding that the stock transfer books of the Company may then be closed or certificates representing such Warrant Shares may not be actually delivered on such date. The Company will at all times reserve and keep available, out of its authorized but unissued Class A Ordinary Shares, solely for the purpose of providing for the exercise of this Warrant, the aggregate Equity Interests issuable upon exercise of this Warrant in full (disregarding whether or not this Warrant is exercisable by its terms at any such time).

(ii)	The Warrant Shares, when issued and delivered to the Warrantholder against full payment therefor in accordance with the terms of this Warrant and registered in the Company's register of members, will be duly authorized, validly issued, fully paid and non-assessable, free and clear of all Encumbrances (other than (i) Encumbrances pursuant to the memorandum and articles of association or other constitutional documents of the Company or Applicable Laws and (ii) Encumbrances created by the Warrantholder or its Affiliates) and will rank pari passu in all respects among themselves and with all other Class A ordinary shares of the Company in issue and will not have been issued in violation of, or subject to any preemptive or similar rights created under, the Company’s memorandum and articles of association (as amended from time to time) or under the Companies Act (As Revised) of the Cayman Islands.

(iii)	Unless the securities purchased under this Warrant have been registered under the Securities Act, each certificate for such securities shall bear the following legend:

(iv)	“THESE SECURITIES WERE ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM, AND, ACCORDINGLY, MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) PURSUANT TO ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (III) TO THE COMPANY, OR (IV) PURSUANT TO AN ORDINARY COURSE PLEDGE SUCH AS A BROKER LIEN OF ACCOUNT PROPERTY GENERALLY, IN EACH OF CASES (I) THROUGH (IV) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.”

5.	No Fractional Shares or Scrip. No fractional Warrant Shares or other Equity Interests or scrip representing fractional Warrant Shares or other Equity Interests shall be issued upon any exercise of this Warrant. In lieu of any fractional share to which a Warrantholder would otherwise be entitled, the Company shall round down to the next whole Warrant Share or other Equity Interests.

6.	No Rights as Shareholders. Without limiting in any respect the provisions of the Purchase Agreement, and except as otherwise provided by the terms of this Warrant, this Warrant does not entitle the Warrantholder to (i) receive dividends or other distributions, (ii) consent to any action of the shareholders of the Company, (iii) receive notice of or vote at any meeting of the shareholders, (iv) receive notice of any other proceedings of the Company or (v) exercise any other rights whatsoever, in any such case as a shareholder of the Company prior to the date of exercise hereof.

7.	Charges; Taxes. Issuance of book-entry position or certificate for Class A Ordinary Shares or other Equity Interests to the Warrantholder upon the exercise of this Warrant shall be made without charge to the Warrantholder for any issue or transfer tax (other than taxes in respect of any transfer occurring contemporaneously therewith) or other incidental expense in respect of the issuance of such book-entry position or certificate, all of which taxes and expenses shall be paid by the Company.

8.	Transfer/Assignment.

(i)	This Warrant may not be assigned, transferred, sold or otherwise disposed of (“Transfer”), or offered to be Transferred, by the Warrantholder unless agreed upon in writing by the Company, except that the Warrantholder may Transfer this Warrant, in whole or in part, to an Affiliate of the Warrantholder at any time (such transferee, a “Permitted Transferee”, and such transfer, a “Permitted Transfer”), subject to compliance with the applicable securities laws and the legend as set forth on the cover page of this Warrant; provided that (i) the Warrantholder shall deliver to the Company written notice of such Transfer not less than five (5) Business Days prior to the proposed date of such Transfer, together with the full legal name, jurisdiction of formation and registered address of the proposed Permitted Transferee, (ii) prior to and as a condition to the effectiveness of any such Transfer, the Warrantholder shall surrender this Warrant and deliver to the Company the ownership transfer form substantially in the form of Annex B hereto duly endorsed by the Warrantholder and the proposed Permitted Transferee, and the proposed Permitted Transferee shall execute and deliver to the Company a counterpart to the new warrant of the same date and tenor as this Warrant but registered in the name of one or more transferees evidencing such Transfer, which shall be deemed as the irrevocable agreement by such Permitted Transferee to be bound by all of the terms, conditions and obligations of the Warrantholder under this Warrant as if it were the original Warrantholder hereof in respect of the Transferred Warrant. Any purported Transfer that (A) is not a Permitted Transfer, or (B) is not conducted pursuant to the terms and conditions in this Warrant (including those in the immediate preceding sentence) will be null and void ab initio and unenforceable and the Company will not have any obligations to any such transferee. If the transferring holder does not Transfer the entirety of its rights to purchase all Warrant Shares hereunder, such holder will be entitled to receive from the Company a new warrant in substantially identical form for the purchase of that number of Warrant Shares as to which the right to purchase was not Transferred.

(ii)	Where the Warrantholder is a special purpose vehicle, holding company or other entity (each, an “SPV Warrantholder”) whose primary purpose is to hold this Warrant, any direct or indirect transfer, issuance, assignment, sale or other disposition of equity interests in such SPV Warrantholder (or in any Person that directly or indirectly controls such SPV Warrantholder) that results in a person or group of persons (other than the existing direct or indirect controlling person or persons of such SPV Warrantholder as of the Original Issue Date) acquiring, directly or indirectly, the power to control such SPV Warrantholder (a “Warrantholder Change of Control”) shall be deemed to constitute a Transfer of this Warrant for all purposes of this Warrant and shall be subject to the following: (i) the SPV Warrantholder shall deliver to the Company written notice of any proposed Warrantholder Change of Control not less than five (5) Business Days prior to the proposed effective date thereof, together with reasonable details of the proposed transaction and the identity and beneficial ownership of the incoming controlling person or persons; and (ii) any Warrantholder Change of Control is permitted only if the incoming controlling person or persons would, if it held this Warrant directly, qualify as a Permitted Transferee, and the SPV Warrantholder shall, prior to and as a condition to the effectiveness of any such Warrantholder Change of Control, procure that each incoming controlling person executes and delivers to the Company a written undertaking, in form and substance reasonably satisfactory to the Company, acknowledging that it is bound by the terms of this Warrant (including, without limitation, the Transfer restrictions set forth in this Section 8) with respect to its interest in the SPV Warrantholder.

(iii)	Notwithstanding anything to the contrary contained herein, all reasonable, documented and out-of-pocket expenses and other fees (collectively, “Permitted Transfer Expenses”) reasonably incurred and payable by the Company in connection with the preparation, execution and delivery of any new Warrant in respect of any Permitted Transfer shall be paid by the Warrantholder and its Permitted Transferee reasonably promptly following receipt of a customary invoice delivered by the Company to the Warrantholder in connection therewith. Except with respect to Permitted Transfer Expenses in connection with any Permitted Transfer, in no event shall either party hereto be required to bear or pay any expenses, fees or taxes incurred by the other party (including, in the case of the Warrantholder, its transferee) arising out of any Transfer of this Warrant.

9.	Exchange and Registry of Warrant. This Warrant is exchangeable, subject to applicable securities laws, upon the surrender hereof by the Warrantholder to the Company, for a new warrant or warrants of like tenor and representing the right to purchase the same aggregate number of Warrant Shares. The Company shall maintain a registry showing the name and address of the Warrantholder as the registered holder of this Warrant. This Warrant may be surrendered for exchange or exercise, in accordance with its terms, at the address of the Company as set forth in Section 17, and the Company shall be entitled to rely in all respects, prior to written notice to the contrary, upon such registry.

10.	Loss, Theft, Destruction or Mutilation of Warrant. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and in the case of any such loss, theft or destruction, upon receipt of a bond, indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Warrant, the Company shall make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new warrant of like tenor and representing the right to purchase the same aggregate number of Warrant Shares as provided for in such lost, stolen, destroyed or mutilated Warrant.

11.	Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding day that is a Business Day.

12.	Adjustments and Other Rights. The Exercise Price and Warrant Shares issuable upon exercise of this Warrant shall be subject to adjustment from time to time as follows; provided that if more than one subsection of this Section 12 is applicable to a single event, the subsection shall be applied that produces the largest adjustment and no single event shall cause an adjustment under more than one subsection of this Section 12 so as to result in duplication.

(i)	Stock Splits, Subdivisions, or Combinations. If the Company shall at any time or from time to time (a) declare, order, pay or make a share dividend or make a distribution on its Class A Ordinary Shares in Class A Ordinary Shares, (b) split, subdivide or reclassify the outstanding Class A Ordinary Shares into a greater number of shares or (c) combine or reclassify the outstanding Class A Ordinary Shares into a smaller number of shares, the number of Warrant Shares issuable upon exercise of this Warrant at the time of the record date for such dividend or distribution or the effective date of such split, subdivision, combination or reclassification shall be proportionately adjusted so that the Warrantholder(s) immediately after such record date or effective date, as the case may be, shall be entitled to purchase the number of Class A Ordinary Shares which such holder(s) would have owned or been entitled to receive in respect of the Class A Ordinary Shares subject to this Warrant after such date had this Warrant been exercised in full immediately prior to such record date or effective date, as the case may be (disregarding whether or not this Warrant had been exercisable by its terms at such time). In the event of such adjustment, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such split, subdivision, combination or reclassification shall be immediately adjusted to the number obtained by dividing (x) the product of (1) the number of Warrant Shares issuable upon the exercise of this Warrant in full before the adjustment determined pursuant to the immediately preceding sentence (disregarding whether or not this Warrant was exercisable by its terms at such time) and (2) the Exercise Price in effect immediately prior to the record or effective date, as the case may be, for the dividend, distribution, split, subdivision, combination or reclassification giving rise to such adjustment by (y) the new number of Warrant Shares issuable upon exercise of the Warrant in full determined pursuant to the immediately preceding sentence (disregarding whether or not this Warrant is exercisable by its terms at such time).

(ii)	Reclassification. In case of any reclassification of Class A Ordinary Shares (other than a reclassification of Class A Ordinary Shares subject to adjustment pursuant to Section 12(i)), notwithstanding anything to the contrary contained herein, (a) the Company shall notify the Warrantholder(s) in writing of such reclassification as promptly as practicable (but in no event later than ten (10) Business Days prior to the effectiveness thereof), and (b) the Warrantholder(s)’ right to receive Warrant Shares upon exercise of this Warrant shall be converted, effective upon the occurrence of such reclassification, into the right to exercise this Warrant to acquire the number of shares of stock or other securities or property (including cash) that the Class A Ordinary Shares issuable (at the effective time of such reclassification) upon exercise of this Warrant in full immediately prior to such reclassification (disregarding whether or not this Warrant was exercisable by its terms at such time) would have been entitled to receive upon consummation of such reclassification; and in any such case, if applicable, the provisions set forth herein with respect to the rights and interests thereafter of the Warrantholder(s) shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to the Warrantholder(s)’s right to exercise this Warrant in exchange for any shares of stock or other securities or property pursuant to this paragraph. In determining the kind and amount of stock, securities or the property receivable upon exercise of this Warrant upon and following adjustment pursuant to this paragraph, if the holders of Class A Ordinary Shares have the right to elect the kind or amount of consideration receivable upon consummation of such reclassification, then the Warrantholder(s) shall have the right to make the same election upon exercise of this Warrant with respect to the number of shares of stock or other securities or property which the Warrantholder(s) will receive upon exercise of this Warrant.

(iii)	Rounding of Calculations; Minimum Adjustments. All calculations under this Section 12 shall be made to the nearest one-tenth (1/10th) of a cent or to the nearest whole number of a share, as the case may be. Any provision of this Section 12 to the contrary notwithstanding, no adjustment in the Exercise Price or the number of Warrant Shares into which this Warrant is exercisable shall be made if the amount of such adjustment would be less than US$0.01 or one Class A Ordinary Share, but any such amount shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate US$0.01 or one Class A Ordinary Share, or more.

(iv)	Timing of Issuance of Additional Securities Upon Certain Adjustments. In any case in which (1) the provisions of this Section 12 shall require that an adjustment (the “Subject Adjustment”) shall become effective immediately after a record date (the “Subject Record Date”) for an event and (2) the Warrantholder exercises this Warrant after the Subject Record Date and before the consummation of such event, the Company may defer until the consummation of such event (i) issuing to such Warrantholder the incrementally additional Class A Ordinary Shares or other property issuable upon such exercise by reason of the Subject Adjustment and (ii) paying to such Warrantholder any amount of cash in lieu of a fractional share of a Class A Ordinary Share; provided, however, that the Company upon request shall promptly deliver to such Warrantholder a due bill or other appropriate instrument evidencing such Warrantholder’s right to receive such additional shares (or other property, as applicable), and such cash, upon the consummation of such event.

(v)	Statement Regarding Adjustments. Whenever the Exercise Price or the Warrant Shares into which this Warrant is exercisable shall be adjusted as provided in this Section 12, the Company shall forthwith prepare a statement showing in reasonable detail the facts requiring such adjustment and the Exercise Price that shall be in effect and the Warrant Shares into which this Warrant shall be exercisable after such adjustment, and cause a copy of such statement to be delivered to each Warrantholder as promptly as practicable.

(vi)	Notice of Adjustment Event. In the event that the Company shall propose to take any action of the type described in this Section 12 (but only if the action of the type described in this Section 12 would result in an adjustment in the Exercise Price or the Warrant Shares into which this Warrant is exercisable or a change in the type of securities or property to be delivered upon exercise of this Warrant), the Company shall provide written notice to each Warrantholder, which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth the facts with respect thereto as shall be reasonably necessary to indicate the effect on the Exercise Price and the number, kind or class of shares or other securities or property which shall be deliverable upon exercise of this Warrant. In the case of any action which would require the fixing of a record date, such notice shall be given at least ten (10) days prior to the date so fixed. In case of all other action, such notice shall be given at least ten (10) days prior to the taking of such proposed action unless the Company reasonably determines in good faith that, given the nature of such action, the provision of such notice at least ten (10) days in advance is not reasonably practicable from a timing perspective, in which case such notice shall be given as far in advance prior to the taking of such proposed action as is reasonably practicable from a timing perspective.

(vii)	Par Value. Notwithstanding anything herein to the contrary, if an adjustment in Exercise Price made hereunder would reduce the Exercise Price to an amount below the par value of one Class A Ordinary Share, then such adjustment in Exercise Price made hereunder shall reduce the Exercise Price to the par value of one Class A Ordinary Share.

(viii)	No Impairment. The Company will not, by amendment of its memorandum and articles of association or any other organizational document, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant.

(ix)	Dissolution, Liquidation or Winding-Up. In the event that (a) the shareholders of the Company pass a resolution for the voluntary winding-up of the Company, or (b) a court of competent jurisdiction makes an order for the winding-up of the Company, the Company (or, in the case of a compulsory winding-up, the liquidator of the Company to the extent permitted under applicable law) shall use reasonable endeavours to deliver written notice to the Warrantholder as soon as practicable and, in the case of a voluntary winding-up, at least twenty (20) calendar days prior to the date on which such winding-up is to become effective (the “Winding-Up Date”). The Warrantholder shall have the right, exercisable at any time prior to the Winding-Up Date (or, in the case of a compulsory winding-up, within twenty (20) calendar days of receipt of notice thereof), to exercise this Warrant in whole or in part in accordance with Section 3. Upon the expiry of such exercise period, any unexercised portion of this Warrant shall automatically expire and cease to be exercisable; provided that no such expiry shall occur unless the Company (or liquidator, as applicable) shall have first delivered the written notice contemplated by this Section to the Warrantholder.

13.	Representations and Warranties of the Warrantholder. As of the date hereof and as of each exercise of this Warrant, the Warrantholder represents and warrants to the Company as follows:

(i)	The Warrantholder is not a “U.S. person” within the meaning of Regulation S under the Securities Act.

(ii)	The Warrantholder has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Warrant and the Warrant Shares. The Warrantholder is capable of bearing the economic risks of such investment, including a complete loss of its investment. In making its decision to acquire the Warrant and the Warrant Shares, the Warrantholder has (i) conducted its own investigation of the Company and the Warrant and the Warrant Shares, (ii) had access to, and an adequate opportunity to review, financial and other information as it deems necessary to make its decision to acquire the Warrant and the Warrant Shares, (iii) been offered the opportunity to ask questions of the Company and received answers thereto, including on the financial information, as it deemed necessary in connection with its decision to acquire the Warrant and the Warrant Shares; and (iv) made its own assessment and satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Warrant and the Warrant Shares.

(iii)	The Warrantholder understands that the Warrant and the Warrant Shares (if applicable) have not been, and may not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Warrantholder’s representations as expressed herein. The Warrantholder understands that the Warrant and the Warrant Shares (if applicable) are “Restricted Securities” under applicable U.S. federal and state securities Laws and that, pursuant to these Laws, the Warrantholder may not sell or transfer the Warrant and the Warrant Shares (if applicable) unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Warrantholder understands and acknowledges that no public market now exists for the Warrant and that the Company has made no assurances that a public market will ever exist for the Warrant.

14.	Governing Law and Jurisdiction. This Warrant shall be governed by, and construed in accordance with, the laws of Hong Kong (without regard to the principles of conflicts of laws) as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any Governmental Authority related hereto), including matters of validity, construction, effect, performance and remedies. All suits, proceedings, claim, demand, action or cause of action arising out of or relating to this Warrant will be decided by a binding and final confidential arbitration administered by Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC (the “HKIAC Rules”) in force at the time the arbitration is submitted. The seat of arbitration and the place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three (3) arbitrators (each, an “Arbitrator”). The claimant shall nominate one (1) Arbitrator; the respondent shall nominate one (1) Arbitrator; and a third (3rd) Arbitrator will be nominated jointly by the first two (2) Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two (2) Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third (3rd) Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties from the day it is made. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

15.	Binding Effect. Except as otherwise provided herein, this Warrant shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

16.	Amendments and Waiver. This Warrant may be amended and the observance of any term of this Warrant may be waived only with the written consent of the Company and the Majority Holders. Any amendment or waiver effected in accordance with this Section 16 shall be binding upon the Company, the Warrantholder(s) and their respective successors and permitted assignees.

17.	Notices. All notices, requirements, requests, Claims, and other communications in relation to this Warrant shall be in writing and be deemed to have been delivered or served: (i) upon receipt by the recipient, when delivered personally; (ii) upon receipt by the recipient, when sent by electronic mail (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such email could not be delivered to such recipient); or (iii) one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The addresses and email addresses for such communications shall be:

If to the Company, to:

Address:

3131 McKinney Avenue

Dallas, Texas 75204, U.S.A.

with a copy to (which will constitute notice pursuant to Section 17):

Rm. 2605 Harbour Centre

25 Harbour Road

Wanchai, Hong Kong

E-mail: ir@cangoonline.com

with a copy to (which will not constitute notice):

Simpson Thacher & Bartlett

c/o 35th Floor, ICBC Tower

3 Garden Road

Central, Hong Kong

Attention: Yi Gao

E-mail: ygao@stblaw.com

and

Simpson Thacher & Bartlett LLP

6208 China World Tower B

1 Jian Guo Men Wai Avenue

Beijing 100004

China

Attention: Yang Wang

E-mail: yang.wang@stblaw.com

If to a Warrantholder, to: DL Holdings Group Limited Unit 2902, Vertical Square, 28 Heung Yip Road, Wong Chuk Hang, Hong Kong Attention: William Li Email: [Redacted]

or to such other address or email address or to the attention of such other person as the recipient party has specified by written notice given to the other party hereto five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s email containing the time and date or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by email or receipt from an overnight courier service in accordance with clauses (A), (B) or (C) above, respectively.

18.	Entire Agreement. This Warrant, the forms attached hereto and the Purchase Agreement contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior and contemporaneous arrangements or undertakings with respect thereto.

19.	Specific Performance. The parties hereto agree that failure of any party to perform its agreements and covenants hereunder, including a party’s failure to take all actions as are necessary on such party’s part in accordance with the terms and conditions of this Warrant to consummate the transactions contemplated hereby, will cause irreparable injury to the other parties, for which monetary damages, even if available, will not be an adequate remedy. It is agreed that the parties shall be entitled to equitable relief including injunctive relief and specific performance of the terms hereof, without the requirement of posting a bond or other security, and each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of a party’s obligations and to the granting by any court of the remedy of specific performance of such party’s obligations hereunder, this being in addition to any other remedies to which the parties are entitled at law or equity.

20.	Other Provisions. Sections 6(c)(Confidentiality), 6(d)(Further Assurance), 8(d)(Successors and Assign), 8(e)(Severability), 8(f)(Counterparts), 8(g)(No Third-Party Beneficiaries), 8(k)(Non-Recourse) and 8(l)(Delay not a Waiver) of the Purchase Agreement shall apply mutatis mutandis to this Warrant.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by a duly authorized officer.

Dated: ___________

Cango Inc.

By:
	Name:	[ ]
	Title:	[ ]

Acknowledged and Agreed
[DL Holdings Group Limited]

By:
	Name:	[ ]
	Title:	[ ]

[Signature Page to Warrant]

Annex A

[Form of Exercise Notice]

Date: _________________

TO: Cango Inc.

RE: Election to Purchase Class A Ordinary Shares

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the attached Warrant.

1.	The undersigned is the Warrantholder of the attached Warrant. Capitalized terms used herein and not otherwise defined herein have the respective meanings set forth in the Warrant.

2.	The undersigned hereby exercises its right to purchase ____________________ Warrant Shares pursuant to the Warrant.

3.	The Warrantholder intends that payment of the Exercise Price shall be made as (check one):

☐ Cash Exercise

4.	Pursuant to this Exercise Notice, upon the Warrantholder’s due payment of the Exercise Price, the Company shall deliver to the Warrantholder Warrant Shares determined in accordance with the terms of the Warrant. The relevant Warrant Shares that are to be subscribed for and purchased, if any, pursuant to this Notice of Exercise should be issued in the name of [the Warrantholder].

5.	A new warrant evidencing the remaining Warrant Shares covered by such Warrant, but not yet subscribed for and purchased, if any, should be issued in the name of [the Warrantholder].

Dated:
Name of Warrantholder:
By:
Name:
Title:

(Signature must conform in all respects to name of Warrantholder as specified on the face of the Warrant)

Annex B

[Form of Transfer]

(To be executed by the registered Warrantholder to effect a transfer of the Warrant):

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ___________________________ (the “Transferee”) the right represented by the within Warrant to purchase ____ Class A ordinary shares, with par value of US$0.0001 per share, of Cango Inc. (the “Company”) to which the within Warrant relates and appoints the Company to transfer said right on the books of the Company with full power of substitution in the premises. In connection therewith, the undersigned represents, warrants, covenants and agrees to and with the Company that:

1.	The Transferee is a Permitted Transferee (as defined in the Warrant);

2.	the offer and sale of the Warrant contemplated hereby is being made in compliance with Section 4(a)(1) of the United States Securities Act of 1933, as amended (the “Securities Act”) or another valid exemption from the registration requirements of Section 5 of the Securities Act and in compliance with all applicable securities laws of the states of the United States; and

3.	the undersigned has not offered to sell the Warrant by any form of general solicitation or general advertising, including, but not limited to, any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, and any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

Dated:

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

Address of Transferee

In the presence of:

EXHIBIT C

Form of Lock-up Agreement

CONFIDENTIAL

EXECUTION VERSOIN

LOCK-UP AGREEMENT

This LOCK-UP AGREEMENT (this “Agreement”) is entered into on [●] by and between:

(1)	Cango Inc., a Cayman Islands exempted company whose registered office is at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands and whose Class A ordinary shares are listed on the NYSE under the symbol “CANG” (the “Company”), and

(2)	DL Holdings Group Limited, a Cayman Islands exempted company whose registered office is at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands and whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (stock code: 1709) (“Purchaser”).

Each of the parties to this Agreement shall be referred to individually herein as a “Party” and, collectively, as the “Parties”. Any capitalized term used but not otherwise defined in this Agreement shall have the meaning ascribed to such term in the Purchase Agreement (as defined below).

WHEREAS, on [●], 2026, the Company and the Purchaser entered into a Securities Purchase Agreement (as it may be amended in accordance with the terms thereof, the “Purchase Agreement”), pursuant to which upon the Closing thereunder, among others, the Purchaser will purchase a convertible note in the form attached as Exhibit A to the Purchase Agreement (the “Note”); and

WHEREAS, pursuant to the terms of the Purchase Agreement, and in view of the valuable consideration to be received by the Purchaser thereunder, the Parties desire to enter into this Agreement, pursuant to which the Conversion Shares (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”) shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

9.            Lock-Up Provisions.

(a)           From and after the date of issuance of any Conversion Share and ending on the one-year anniversary of such date (such period, the “Lock-up Period” with respect to such Conversion Share), without the prior written consent of the Company, the Purchaser (the “Restricted Party”) may not, and shall cause its Affiliates to not, directly or indirectly, Transfer such Conversion Share, or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, such Conversion Share or the Restricted Party’s voting or economic interest therein. For the avoidance of doubt, where the Purchaser effects a partial conversion of the Note, the Lock-Up Period with respect to the Conversion Shares issued in respect of such partial conversion shall run independently of any Lock-Up Period with respect to the Conversion Shares issued upon any prior or subsequent conversion. Any Transferor’s attempted Transfer of any Conversion Share not made in compliance with this Section 1 shall be null and void ab initio, and the purported transferee in any such Transfer shall not be treated (and the purported transferor shall continue to be treated) as the owner of such Conversion Share for all purposes of this Agreement and the constitutional documents of the Company.

(b)           Notwithstanding the foregoing, the Transfer restrictions in this Section 1(a) shall not apply to:

i.	Transfers of the Conversion Shares by the Restricted Party to its Affiliates; provided, that in the case of any Transfer pursuant to this Section 1(b)i, (A) the transferee shall be bound by the Transfer restrictions hereunder by delivering to the Company a written undertaking in form and substance reasonably satisfactory to the Company and (B) if such transferee at any time ceases to be an Affiliate of the transferor, the transferee shall Transfer such Conversion Shares either (x) back to such transferor or (y) to another Affiliate of such transferor, in each case subject to this Agreement.

ii.	Transfers of the Conversion Shares by the Restricted Party through will or intestacy, or to immediate family members, to any trust for the direct or indirect benefit of the Restricted Party (or if the Restricted Party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; for purposes of this letter, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin); provided, that in the case of any Transfer pursuant to this Section 1(b)ii, the transferee shall be bound by the Transfer restrictions hereunder by delivering to the Company a written undertaking in form and substance reasonably satisfactory to the Company;

iii.	pledge of the Conversion Shares by the Restricted Party pursuant to a margin account or as security for debt financing of the Restricted Party so long as no foreclosure will occur before the expiration of the Lock-up Period with respect to such Conversion Shares; or

iv.	Transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the Class A Ordinary Shares involving a Change of Control of the Company, provided that, in each case, such transaction has been approved by the board of directors of the Company and in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the Restricted Party and the Conversion Shares beneficially owned by it shall remain subject to Transfer restrictions in this Section 1.

(c)           The Restricted Party agrees not to circumvent or otherwise avoid the Transfer restrictions set forth in this Agreement by entering into any arrangement the purpose or effect of which is to transfer the beneficial ownership of any Conversion Shares during the applicable Lock-up Period (including but not limited to causing or effecting, directly or indirectly, the Transfer, sale or issuance of any equity securities of or by the Restricted Party or any other Person). For the avoidance of doubt, none of the following shall, in and of itself, constitute a circumvention of this Agreement or a Transfer of Conversion Shares, provided that it does not result in any direct or indirect transfer of the beneficial ownership of any Conversion Shares: (i) any internal reorganization or restructuring that does not change the ultimate beneficial controller of the Restricted Party, or (ii) any issuance or transfer of equity securities by any listed parent of the Restricted Party not specifically linked to, secured against, or structured with reference to the Conversion Shares.

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(d)           For purpose of this Agreement,

i.	“Affiliate” means, as applied to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with, that Person.

ii.	“Change of Control” shall mean the consummation of any bona fide third-party transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would acquire more than 50% of the total voting power of the voting securities of the Company (or the surviving entity).

iii.	“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

iv.	“Encumbrances” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, preemptive right, option, right of first refusal, conditional sale, community property interest, equitable interest, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

v.	“Transfer” means directly or indirectly sell, give, assign, tender, grant, offer, exchange, charge, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of, or suffer to exist (whether by gift, merger or operation of law or otherwise) any Encumbrance on, any equity securities or any right, title or interest therein or thereto (including pursuant to any derivative contract or other contractual or legal arrangement having the effect of transferring any or all of the economic benefits or other rights or benefits of ownership).

10.           Miscellaneous.

(a)           Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given or served (i) when delivered personally to the recipient, (ii) when sent, if sent by electronic mail or facsimile (if provided), during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, and in each such case upon confirmation of receipt by the intended recipient or when sent with no undeliverable email or other undeliverable or rejection notice, (iii) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) five (5) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 2(a). A courtesy electronic copy of any notice sent by methods (i), (iii) or (iv) above shall also be sent to the recipient via electronic mail if provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 2(a). For the purposes of this Agreement, “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in Hong Kong, New York, or the Cayman Islands are authorized or required by Applicable Law to be closed for business.

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(b)           Amendment. This Agreement may not be amended, modified, waived or terminated except by an instrument in writing, signed by each of the Parties.

(c)            Company Cooperation. Upon the expiration or earlier termination of the applicable Lock-up Period with respect to any Conversion Shares pursuant to this Agreement, the Company shall promptly cooperate to effect any permitted Transfer of such Conversion Shares, including causing its transfer agent to remove any stop-transfer instructions or legends imposed solely pursuant to this Agreement.

(d)            Entire Agreement. This Agreement (including the exhibits or schedules hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the Parties, with respect to the subject matter hereof.

(e)            Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other Party.

(f)            Severability. If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(g)           Counterparts. This Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all Parties had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(h)           No Third-Party Beneficiaries. There are no third party beneficiaries of this Agreement (unless otherwise specified herein) and nothing in this Agreement, express or implied, is intended to confer on any Person other than the Parties and their respective successors, heirs and permitted assigns. Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) shall not apply to this Agreement.

(i)            Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such Party is entitled at law, in equity, in contract, in tort or otherwise.

(j)            Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong (without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state) as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any Governmental Authority related hereto), including matters of validity, construction, effect, performance and remedies.

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(k)            Dispute Resolution. The Parties agree that any dispute relating to, arising out of, resulting from, directly or indirectly, or in connection with the interpretation of this Agreement, the performance of any Party under this Agreement or otherwise relating to this Agreement will be decided by a binding and final confidential arbitration administered by Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC (the “HKIAC Rules”) in force at the time the arbitration is submitted. The seat of arbitration and the place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three (3) arbitrators (each, an “Arbitrator”). The claimant shall nominate one (1) Arbitrator; the respondent shall nominate one (1) Arbitrator; and a third (3rd) Arbitrator will be nominated jointly by the first two (2) Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two (2) Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third (3rd) Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties from the day it is made. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(l)            Delay not a Waiver. No delay or omission to exercise, or failure to assert, any right, power or privilege of any Party under this Agreement shall impair any such right, power or privilege of such Party, nor shall it constitute, or be construed to be, a waiver of any such right, power or privilege. No single or partial exercise of any rights under this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(m)           Interpretation; Certain Definition. For the purposes hereof: (i) words in the singular shall be construed to mean the plural and vice versa and words of one gender shall be construed to mean all other genders (including the neutral gender) as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the articles, sections or exhibits) and not to any particular provision of this Agreement, and Article, Section or Exhibit references are to the Article, Section or Exhibit to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall be deemed to be followed by the words “without limitation”; (iv) the words “or”, “any”, “neither”, “nor” or “either” shall not be exclusive; (v) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and (vi) references herein to any Applicable Law shall be deemed to refer to such Applicable Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder.

(n)           Mutual Drafting. With regard to each and every term and condition of this Agreement, the Parties acknowledge and agree that the same have or has been mutually and fairly negotiated, prepared and drafted at arms’ length and that the final terms of this Agreement are the product of the Parties’ negotiations, and if at any time this Agreement or any such terms or conditions are required to interpreted or construed in accordance with the terms herein, no consideration will be given to the Party which actually prepared, drafted or requested any term or condition of this Agreement. Each Party agrees that this Agreement has been purposefully drawn, jointly and equally drafted and correctly reflects each Party’s understanding of the transactions contemplated by this Agreement.

[Signature pages follow]

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IN WITNESS WHEREOF, each of the Company and Purchaser has executed or caused this Agreement to be executed by its duly authorized representative as of the date first set forth above.

COMPANY:

Cango Inc.

By:
Name:
Title:

Address for Notices:

Cango Inc.
3131 McKinney Avenue
Dallas, Texas 75204, U.S.A.
with a copy to (which will constitute notice pursuant to Section 2(a)):
Rm. 2605 Harbour Centre
25 Harbour Road
Wanchai, Hong Kong
E-mail: ir@cangoonline.com

with a copy to (which will not constitute notice):

Simpson Thacher & Bartlett
c/o 35th Floor, ICBC Tower
3 Garden Road
Central, Hong Kong
Attention: Yi Gao
E-mail: ygao@stblaw.com

and

Simpson Thacher & Bartlett LLP
6208 China World Tower B
1 Jian Guo Men Wai Avenue
Beijing 100004
China
Attention: Yang Wang
E-mail: yang.wang@stblaw.com

[Signature Page to Lock-up Agreement]

PURCHASER:

DL Holdings Group Limited

By:
Name:
Title:

Address for Notices:

DL Holdings Group Limited
Unit 2902, Vertical Square, 28 Heung Yip Road, Wong Chuk Hang, Hong Kong
Attention: William Li
Email: [Redacted]

[Signature Page to Lock-up Agreement]